As filed with the Securities and Exchange Commission on December 15, 2004
Registration Statement No. 333-120799

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Western Silver Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1090	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

SUITE 1550, 1185 WEST GEORGIA STREET

VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4E6
(604) 684-9497
(Address and telephone number of Registrant’s principal executive offices)

Donald J. Puglisi

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, Delaware 19715
(302) 738-6680
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Copies to:

Jonathan C. Guest Perkins Smith & Cohen LLP One Beacon Street, 30th floor Boston, MA 02108 (617) 854-4000	Norman F. Findlay Cassels Brock & Blackwell LLP Suite 2100, Scotia Plaza 40 King Street West Toronto, ON M5H 3C2 (416) 869-5300

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

British Columbia, Canada

(Principal jurisdiction regulating this offering)

         It is proposed that this filing shall become effective (check appropriate box):

A. ☑ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐ at some future date (check the appropriate box below)

         1. ☐ pursuant to Rule 467(b) on                   at                   (designate a time not sooner than seven calendar days after filing).

         2. ☐ pursuant to Rule 467(b) on                   at                   (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on.

         3. ☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

         4. ☐ after the filing of the next amendment to this form (if preliminary material is being filed).

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount	Offering Price	Aggregate	Amount of
Securities to be Registered	to be Registered	per Security(1)	Offering Price(1)	Registration Fee(2)

Common Shares	6,325,000	U.S.$8.28	U.S.$52,371,000	U.S.$6,164.04

(1)	Based on an offering price of Cdn$10.25 per common share. As of December 14, 2004, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was Cdn$1.2376 = U.S.$1.00.

(2)	A registration fee in the amount of U.S.$6,740.44 was previously paid in connection with the Registrant’s initial filing of this registration statement on November 26, 2004.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

New Issue
Short Form Prospectus

Western Silver Corporation

Cdn.$56,375,000

5,500,000 Common Shares

This short form prospectus (“Prospectus”) qualifies for distribution (the “Offering”) 5,500,000 common shares (the “Common Shares”) of Western Silver Corporation (“Western Silver” or the “Company”) at a price of $10.25 per Common Share. The Common Shares are offered pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December 15, 2004 among Orion Securities Inc., CIBC World Markets Inc. and Kingsdale Capital Markets Inc. (collectively, the “Underwriters”) and Western Silver. The offering price of $10.25 per Common Share was determined by negotiation between Western Silver and the Underwriters, and in the context of the market. The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters until noon (Toronto time) on the 30th day following the closing of the Offering, to purchase up to an additional 825,000 common shares of the Company (the “Over-Allotment Shares”), at a price of $10.25 per Over-Allotment Share. This Prospectus qualifies the distribution of the Over-Allotment Option and the distribution of the Over-Allotment Shares. See “Plan of Distribution”. References to “Common Shares” in this Prospectus shall include the 5,500,000 Common Shares together with the Over-Allotment Shares, as applicable in the context used.

The common shares of Western Silver are traded on the Toronto Stock Exchange (the “TSX”) under the symbol “WTC” and on the American Stock Exchange (the “AMEX”) under the symbol “WTZ”. The price of the common shares of the Company as reported by the TSX and the AMEX at the close of business on December 14, 2004 was $10.25 and U.S.$8.31, respectively, per common share. The common shares of Western Silver are also traded on the Frankfurt Stock Exchange and on the Berlin Stock Exchange.

Price: Cdn.$10.25 per Common Share

	Price to	Underwriters’	Net Proceeds
	the Public	Fee (1)	to the Company (2)

Per Common Share	$10.25	$0.5125	$9.7375
Total (3)	$56,375,000	$2,818,750	$53,556,250

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters a fee (the “Underwriters’ Fee”) of $2,818,750, representing 5% of the gross proceeds of the Offering. See “Plan of Distribution”.

(2)	Before deducting other expenses of this Offering, estimated to be approximately $750,000, which will be paid by the Company from the net proceeds of the Offering.

(3)	If the Over-Allotment Option is exercised in full, the total number of Common Shares sold under the Offering will be 6,325,000, the total price to the public will be $64,831,250, the total Underwriters’ Fee will be $3,241,562.50 and the total net proceeds to the Company will be $61,589,687.50 before deducting expenses of the Offering.

An investment in the Common Shares is subject to certain risks. Prospective investors should carefully consider the risk factors described in this Prospectus under “Risk Factors”.

The TSX has conditionally approved the listing of the Common Shares subject to the Company fulfilling all of the requirements of the TSX on or before March 3, 2005. The Company has applied to list the Common Shares on the AMEX.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and Canada, including as a result of the issuer being a “passive foreign investment company” for United States federal income tax purposes. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Silver Corporation is incorporated under the laws of British Columbia, that some or all of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of Western Silver Corporation and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Western Silver Corporation at Suite 1550-1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6 (Telephone (604) 684-9497).

Orion Securities Inc.	CIBC World Markets Inc.
Kingsdale Capital Markets Inc.

The date of this prospectus is December 15, 2004.

El Sotol
230,000E
DETAIL AREA
N
Peñasco
La Palma Target
Outcrop Breccia
to Cedros
El Chamisal
Bx
to Mazapil
2,728,000N
2,728,000N
Azul NE
Azul Breccia
Chile Colorado Deposit
LEGEND
Qal
Alluvium
Bx
Diatreme Breccia
WC-112
New Core Holes
Drill Holes
Faults
Qal
Colorado Sur
Western Silver Corporation
PEÑASQUITO PROJECT
DRILL HOLE PLAN
Scale
0m
250m
500m
230,000E

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

      References to “$” in this Prospectus are to Canadian dollars, unless otherwise indicated. References in this Prospectus to “U.S.$” are to United States dollars. As of December 14, 2004, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was $1.2376 = U.S.$1. The financial statements of the Company included herein and incorporated by reference are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

      The following table discloses the high, low, average and period ended exchange noon rates for one Canadian dollar in exchange for one United States dollar for each of the periods indicated, as quoted by the Bank of Canada.

		Year Ended September 30
	Two Months Ended
	November 30, 2004	2004	2003	2002

High	$1.2725	$1.3968	$1.5942	$1.6132
Low	1.1774	1.2639	1.3342	1.5110
Average	1.2209	1.3251	1.4642	1.5730
Period End	1.1904	1.2639	1.3504	1.5858

FORWARD-LOOKING STATEMENTS

      This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

      Forward-looking statements include, but are not limited to, statements with respect to pre-feasibility studies performed on the Peñasquito Project (as defined below), the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Silver to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus. Although Western Silver has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents of Western Silver, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

      1. Initial Annual Information Form dated November 9, 2004 as revised (the “AIF”), including the management’s discussion and analysis of financial condition and results of operations for the financial years ended September 30, 2003 and 2002 incorporated therein but excluding the agreements listed under the heading “Material Contracts” and the Exhibits 2.1 through 32.1 of the Form 20-F which forms part of the AIF.

      2. The audited consolidated balance sheets of Western Silver for the years ended September 30, 2003 and 2002, and the consolidated statements of loss and deficit and cash flows for the years ended September 30, 2003, 2002 and 2001 together with the notes thereto and the auditors’ report thereon as contained in pages 23 to 40 of the Company’s Annual Report for the year ended September 30, 2003.

      3. Comparative consolidated unaudited interim financial statements of Western Silver for the nine month periods ended June 30, 2004 and 2003, together with the notes thereto.

      4. Management’s Discussion & Analysis of financial condition and results of operations for the nine month periods ended June 30, 2004 and 2003.

      5. Management Information Circular dated January 26, 2004 prepared in connection with Western Silver’s annual meeting of shareholders held March 4, 2004 (excluding the Report on Executive Compensa-

tion and the Performance Graph under the heading “Executive Compensation” and excluding the Statement of Corporate Governance practices attached to the Information Circular).

      6. Material Change Report dated November 21, 2003 relating to the entering into of an underwriting agreement with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. in connection with a private placement of common shares.

      7. Material Change Report dated December 16, 2003 relating to the closing of the private placement of common shares for gross proceeds of $12,360,000.

      8. Material Change Report dated April 13, 2004 relating to the completion by M3 Engineering & Technology Corp. of a pre-feasibility study on the Chile Colorado zone of the Company’s Peñasquito Project in Zacatecas State, Mexico.

      9. Material Change Report dated October 4, 2004 relating to the completion of an independent resource estimate by Marlow Mining Engineering Services for the Peñasco deposit at the Peñasquito Project in Zacatecas State, Mexico.

      10. Material Change Report dated November 29, 2004 related to the announcement of the Offering.

      Any documents of the type referred to above (excluding confidential material change reports) filed by Western Silver, pursuant to the requirements of applicable securities legislation in Canada, subsequent to the date of this Prospectus and prior to completion or withdrawal of this Offering shall be deemed to be incorporated by reference into this Prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this Prospectus modifies or supercedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

      Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Secretary of Western Silver at Suite 1550 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6 (Telephone (604) 684-9497). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of this permanent information record may be obtained from the Secretary of the Company at the above-mentioned address and telephone number.

Cautionary Note to U.S. Investors

      The discussion under the heading “Peñasco Deposit” uses the terms “indicated” and “inferred” in reference to mineral resources. We advise U.S. investors that while these terms are recognised and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognise them. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

NAME AND INCORPORATION

      The Company was incorporated as Western Copper Holdings Limited under the Company Act (British Columbia) on July 11, 1984, by the registration of its memorandum and articles. The Company registered an amendment to its memorandum on May 8, 1998, pursuant to which it increased its authorized capital from 20,000,000 common shares to 100,000,000 common shares and registered a further amendment to its memorandum on March 20, 2003 to change its name to its present name.

      The Company is now governed by the Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) as of March 29, 2004.

      The Company’s registered office, head office and principal place of business are located at Suite 1550 – 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6.

INTERCORPORATE RELATIONSHIPS

      The following chart illustrates the corporate structure of Western Silver, its active subsidiaries, the jurisdiction of incorporation of each corporation and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company:

*	Denotes the Company’s material project.

SUMMARY DESCRIPTION OF THE BUSINESS

      The Company is a Canadian mineral exploration and development company engaged in the acquisition and exploration of mineral resources properties, with an emphasis on silver, gold, lead and zinc projects located in North America. Since 2001, the Company has focussed almost exclusively on the Peñasquito Project located in Zacatecas State, Mexico. As the Peñasquito Project has gained prominence, and has become the Company’s material project, the Company’s other projects, being the San Nicolas project in joint venture with Teck Cominco Limited located in Mexico, and the Carmacks project owned 100% by the Company and located in the Yukon Territory, Canada, are being maintained on a “care and maintenance” basis only. As part of the care and maintenance on the Carmacks project, the Company is reassessing certain aspects of the feasibility study and continuing with permitting applications with a view to ensuring the Carmacks project retains its value for the Company. The Company does not presently intend to pursue the development of these other properties and the Underwriting Agreement provides that no portion of the net proceeds of this Offering may be expended on, or used in connection with, the maintenance or development of these other properties.

      Statements made by the Company prior to the date of this Prospectus regarding these other properties are now out of date, and, in view of the change in the Company’s focus, previous statements as to the Company’s intentions concerning their development should not be relied upon by investors in making an investment decision with respect to the Common Shares. All such statements and disclosures including, without limitation, the following portions of the AIF: “Additional Information — B. Additional Information — paragraph 1.”; “Appendix A — Item 4. Information on the Company — Material Projects — B. El Salvador and San Nicolas Deposit, Mexico — History and Geology — C. The Carmacks Property, Yukon Territory”; “Appendix A — Item 10. Additional Information — C. Material Contracts — Item 19. Exhibits”, are hereby superceded and replaced by the statements contained herein. The Company may pursue value realization opportunities with respect to these other properties but does not anticipate that these activities will require the expenditure of material amounts of the Company’s funds. The Company does not regard these other properties as material and, accordingly, any technical or scientific disclosure with respect to these other properties contained in the documents incorporated by reference herein under the heading “Documents Incorporated by Reference” should be disregarded for the purpose of making an investment decision with respect to the Common Shares.

      The Company also owns interests in a number of additional exploration properties in Mexico. For further details about the Company’s business, see “Item 4 — Information on the Company — Other Projects” contained in the Company’s AIF.

Peñasquito Project

Overview

      The Company’s principal project is the Peñasquito Project. Western Silver’s exploration has focussed primarily on two zones of the Peñasquito Project, the Chile Colorado zone and the Peñasco deposit.

      The Chile Colorado zone was the subject of a pre-feasibility study completed by M3 Engineering & Technology Corp. (“M3”), the results of which are disclosed in the technical report entitled “Peñasquito Pre-Feasibility Study” dated March 2004, as amended and restated November 8, 2004 and December 10, 2004 (the “Pre-Feasibility Study”). The reserve estimates detailed in the Pre-Feasibility Study were prepared under the direction of Dr. Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E. of M3, each being independent of the Company and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

      An independent preliminary resource estimate for the Peñasco deposit was completed for Western Silver by Marlow Mining Engineering Services, and the estimates are contained in a technical report entitled “Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, State of Zacatecas, Mexico” dated November 3, 2004 (the “Peñasco Report”). The Peñasco Report was prepared by Jim Marlow, P.Eng., a principal of Marlow Mining Engineering Services (“Marlow Mining”), who is independent of the Company and a “Qualified Person” as defined in NI 43-101.

      Information in this section of the Prospectus of an economic, scientific or technical nature in respect of the Chile Colorado zone is based upon the Pre-Feasibility Study prepared by Dr. Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E. of M3, and in respect of the Peñasco deposit is based on the Peñasco Report prepared by Jim Marlow of Marlow Mining. The summary of information below, based on the Pre-Feasibility Study, has been prepared with the consent of each of M3 and Messrs. Huss and Hanks. The summary of information below, based on the Peñasco Report, has been prepared with the consent of each of Marlow Mining and Jim Marlow.

Property Description and Location

      The Peñasquito Project is situated in the western half of the Concepción del Oro district in the north-east of Zacatecas State, Mexico, approximately 200 kilometres north-east of the City of Zacatecas. The closest major town is Concepción del Oro, which lies on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas.

      The Company owns 100% of the mineral rights on 14 concessions covering an area of approximately 39,000 hectares. The geological exploration and property development work that the Company is conducting in this area is known as the “Peñasquito Project”. The specific area under investigation at present encompasses both the Chile Colorado and Peñasco deposits as well as a number of other targets of interest and covers approximately 3,254 hectares within five contiguous concessions, namely the La Peña, El Peñasquito, Las Peñas, Alfa and Beta concessions.

      The Company is required to pay a 2% net smelter return (“NSR”) royalty to Kennecott Canada Explorations Inc. (“Kennecott”) on production from several concessions, including concessions that encompass the Chile Colorado zone and Peñasco deposit. In addition, a 3% NSR royalty is payable to Grupo Industrial de Coahuila S.A. de C.V., as assignee from Minera Catasillas, S.A. de C.V., on the El Peñasquito, Las Peñas, La Peña, Mazapil and Mazapil 2 concessions. This 3% NSR royalty can be purchased for U.S.$5 million, and would include any production from the Peñasco deposit, but not the Chile Colorado zone. Other than the above royalties and government assessment obligations, there are no payments or other future obligations due from the Company with respect to the concessions.

      The Company is currently in possession of all valid exploration permits for the drill work currently being conducted in the Chile Colorado zone, however, the development of a mine will require additional permits from Mexican state and federal authorities.

      The Company does not presently own surface rights to the land required for the development of the Chile Colorado zone and has not yet entered into negotiations to obtain the land. Surface rights in the area are held by one private individual and three ejidos (government created farm communities). Relations with these parties through the exploration process to date has been positive.

History

      The Concepción del Oro district has historically produced approximately 250 million ounces of silver and 1.5 million ounces of gold plus copper-lead-zinc from numerous mines that exploited limestone-hosted skarn and chimney replacement deposits as well as an intrusive-hosted disseminated sulphide deposit. Minera Tayahua is producing silver, lead and zinc from a newly discovered chimney deposit located 25 kilometres to the east of Peñasquito beneath the old San Marcos Mine near Salaverna in the eastern Mazapil valley.

      The Company acquired a 100% interest in the Peñasquito Project concessions from Minera Kennecott S.A. de C.V. in March 1998. Since that time, the Company has conducted geophysical surveys and has done extensive drilling on the property. The work by the Company has resulted in reserve estimates for the Chile Colorado zone, a resource estimate for the Peñasco deposit and identification of numerous exploration targets in the immediate area.

Chile Colorado Zone

Mineral Reserve Estimate for Chile Colorado Zone

      The Pre-feasibility Study prepared by M3 estimated a reserve for the Chile Colorado zone as shown in tabular form below:

			Grade

	Tonnes	NSR	Silver	Gold	Lead	Zinc

		(U.S.$	(grams	(grams
	(Millions)	per tonne)	per tonne)	per tonne)	(%)	(%)
Proven(1)	69.6	$10.97	45.31	0.363	0.40	1.02
Probable(1)	28.8	$7.39	25.96	0.350	0.19	0.73

(1)	Cut off grade is U.S.$3.75 per tonne NSR.

      The conclusions of the Pre-feasibility Study are set forth in tabular form below:

Chile Colorado Pre-Feasibility Study

Initial Open-Pit Mine Design:	98.4 million tonnes
Mine Life:	13.5 Years
Mine Throughput:	20,000 tonnes per day
Average Stripping Ratio:	2.41 to 1
Initial Capital Cost:	U.S.$122,700,000
Sustaining Capital:	U.S.$41,700,000
Average Net Smelter Return:	U.S.$11.74 per tonne
Operating Cost:	U.S.$5.63 per tonne
Silver Cash Cost per Ounce:	U.S.$0.32
Internal Rate of Return After Tax 100% Equity:	15.30%	20.50%
Payback:	4.9 years(1)	2.8 years(2)

(1)	Silver U.S.$5.50 per ounce, Gold U.S.$350 per ounce

(2)	Silver U.S.$7.00 per ounce, Gold U.S.$400 per ounce

Source: M3 Engineering & Technology Corp.

Peñasco Deposit

Preliminary Resource Estimate for Peñasco Deposit

      The Peñasco Report confirmed that, in accordance with CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, the quality of information available for the Peñasco deposit was sufficient for mineral resource estimation and classification of the deposit into indicated and inferred categories.

      Total indicated and inferred resources are shown in tabular form below:

			Grade

	Tonnes	NSR	Silver	Gold	Lead	Zinc

		(U.S.$	(grams	(grams
	(Millions)	per tonne)	per tonne)	per tonne)	(%)	(%)
Sulphide Zone
Indicated(1)	124.3	9.43	27.5	0.50	0.31	0.64
Inferred(1)	84.2	9.25	26.0	0.51	0.29	0.65
Oxide Zone
Indicated(2)	26.2		19.7	0.19
Inferred(2)	8.0		15.3	0.19

(1)	Cut off grade is U.S.$3.75 per tonne NSR.

(2)	Cut off grade is 5.0 grams per tonne silver.

Source: Marlow Mining Engineering Services.

      The mineral resource estimate represents the total in situ and undiluted mineral resources for the Peñasco deposit to the end of the completed ten-phase drilling campaign.

Future Work for Peñasquito Project

      The Company has retained M3 to complete a full feasibility study on the Peñasquito Project, incorporating both the Chile Colorado zone and the Peñasco deposits, which is currently underway and will include an environmental impact assessment (including results of a ground water study), determination of permitting requirements, geotechnical investigation and metallurgical testing, additional resource estimation work, initial exploration program and metallurgical testing for adjacent orebodies and development of an economic model and mine plan. As part of this process, the Company will determine the extent of higher grade gold mineralization recently identified in the Peñasco deposit and the potential for selective underground mining of this higher grade gold mineralization.

      If the Company obtains a positive feasibility study, the Company will then proceed to obtain the necessary permits for construction and commence pre-strip/oxide development of the Peñasquito Project. As the evaluation process will also include the Peñasco deposit, further drilling will be undertaken to update the resource estimate at Peñasco. Drilling to date has focussed on three principal areas of the Peñasquito Project: the Chile Colorado zone, Azul zone (which includes the Azul Breccia zone, the Azul Northeast zone and the Luna Azul zone) and the Peñasco deposit. As part of its future drilling program, the Company proposes to conduct extensive additional exploration on the Noche Buena, Azul Breccia and Azul Northeast zones, with a total of 50,000 metres of drilling projected in calendar 2005, with a total budget of approximately U.S.$5,000,000.

CONSOLIDATED CAPITALIZATION

      The following table sets forth the Company’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Company since September 30, 2003, the date of the audited consolidated financial statements of the Company’s most recently completed financial year that have been released. The table should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, and management’s discussion and analysis incorporated by reference into this Prospectus.

		As at June 30, 2004	As at June 30, 2004,
	As at	Before Giving Effect	After Giving Effect
	September 30, 2003	to the Offering(2)	to the Offering(1)(2)

Common Shares	$59,064,015	$77,397,199	$130,203,449
	(35,184,081 shares)	(40,783,581 shares)	(46,283,581 shares)
Share Purchase Options	$269,257	$3,116,643	3,116,643
	(3,205,500 options)	(2,823,500 options)	(2,823,500 options)
Share Purchase Warrants	Nil	$176,178	$176,178
	(2,070,000 warrants)	(467,500 warrants)	(467,500 warrants)
Deficit	$(17,550,437)	$(21,853,434)	$(21,853,434)
Total Capitalization	$41,782,835	$58,836,586	$111,642,836

(1)	After deducting the Underwriters’ Fee and expenses of the Offering estimated to be approximately $750,000, and assuming no exercise of the Over-Allotment Option.

(2)	Subsequent to June 30, 2004, the Company issued an aggregate of 859,500 common shares upon exercise of share purchase options and share purchase warrants. These shares are not included in the above table.

USE OF PROCEEDS

      The net proceeds from this Offering, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, are estimated to be approximately $52,806,250, assuming no exercise of the Over-Allotment Option. If the Over-Allotment is exercised in full, the net proceeds to the Company from the Offering, after deducting the Underwriters’ Fee and the estimated expenses of the Offering of approximately $750,000, are estimated to be approximately $60,839,688. Western Silver will use the net proceeds of the Offering for further exploration and development of the Peñasquito Project, including the completion of a full feasibility study and a drilling program, and for general corporate purposes, subject to the limitations described under the heading “Summary Description of the Business” above.

PLAN OF DISTRIBUTION

      Pursuant to the Underwriting Agreement dated December 15, 2004, between the Company and the Underwriters, the Company has agreed to issue and sell, and the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on the Closing Date, all but not less than all of the 5,500,000 Common Shares at a price of $10.25 per Common Share for total consideration of $56,375,000 payable in cash to the Company against delivery of certificates representing such Common Shares.

      The offering price of $10.25 per Common Share was determined by negotiation between the Company and the Underwriters, and in the context of the market. The Company has agreed to pay the Underwriters the Underwriters’ Fee of $0.5125 per Common Share (assuming no exercise of the Over Allotment-Option), representing 5% of the gross proceeds of the Offering, in consideration of services rendered by the Underwriters in connection with the Offering.

      The Company has also granted to the Underwriters the Over-Allotment Option to purchase up to 825,000 Over-Allotment Shares, representing 15% of the Common Shares sold pursuant to the Offering, at a price of $10.25 per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time until noon (Toronto time) on the 30th day following the Closing Date solely to cover any over-allotments. If the Over-Allotment Option is fully exercised, the total number of Common Shares sold under the Offering will be 6,325,000, the total price to the public will be $64,831,250, the total Underwriters’ Fee will be $3,241,562.50 and the total net proceeds to the Company will be $61,589,687.50.

      The Company has also granted to the Underwriters certain rights of first refusal to act as the Company’s advisors or lead underwriters in connection with certain future transactions. The NASD has deemed the rights of first refusal the Company granted to the Underwriters to be compensation in connection with the offering. Pursuant to NASD Conduct Rule 2710(c)(3)(A)(ix), such rights of first refusal will be deemed to have a compensation value of 1% of the offering proceeds. The right of first refusal granted to the Underwriters only lasts through December 31, 2004.

      The obligations of the Underwriters under the terms of the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events, including any major financial occurrence of national or international consequence which materially adversely affects the financial markets in Canada and the United States. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

      Under the terms of the Underwriting Agreement, the Underwriters, their broker/ dealer affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under the United States securities laws.

      The TSX has conditionally approved the listing of the Common Shares subject to the Company fulfilling all of the requirements of the TSX on or before March 3, 2005. The Company has applied to list the Common Shares on the AMEX.

      The Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and in the United States.

      The Company has agreed that it will not, directly or indirectly, sell, issue or announce the issuance of, or enter into any agreement to sell or issue, any securities of the Company, without the prior consent of the Underwriters, such consent not to be unreasonably withheld, for a period of 90 days following the Closing Date, other than: (a) pursuant to the Offering; (b) the issuance of securities on the exercise of outstanding rights or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval; (c) the grant of options pursuant to and in accordance with the Company’s stock option plan; or (d) pursuant to any bona fide arm’s length acquisition of a business, whether by way of purchase of shares or assets, merger, plan of arrangement, amalgamation or otherwise, provided that the shares issued does not exceed 10% of the common shares of the Company outstanding immediately following the completion of the Offering.

      The Company has further agreed that, subject to the Offering being completed, it will cause its principal shareholders, directors and officers, as the Underwriters may reasonably require, to execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned, directly or indirectly, by such principal shareholders, directors or officers for a period of 90 days following the Closing Date, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

      None of the Underwriters are registered as broker-dealers under section 15 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each has agreed that, in connection with the Offering, no person will offer or sell any Common Shares in, or to persons who are nationals or residents of, the United States other than through a United States registered broker-dealer, which may be its affiliate.

      Pursuant to the policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares of the Company. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market marking activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. In connection with the Offering, subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the common shares of the Company at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

      The Underwriters, acting pursuant to Regulation M promulgated by the SEC, may engage in transactions, including stabilizing bids or syndicate covering transactions, that may have the effect of stabilizing or maintaining the market price of the common shares of the Company at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of common shares of the Company on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common shares of the Company. A “syndicate covering transaction” is a bid for the purchase of common shares of the Company on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. Stabilizing bids and open market purchases may be effected on the AMEX, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

      The authorized capital of Western Silver consists of 100,000,000 common shares without par value. As at December 14, 2004, there were 41,643,081 common shares of the Company issued and outstanding.

      The holders of common shares of the Company are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares of the Company have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares of the Company and they are not liable to further calls or to assessment by the Company. The Business Corporations Act (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution of the Company’s shareholders. At the present time, the special majority required to pass a special resolution of the Company is not less than 75% of the votes cast in person or by proxy by holders of shares of that class.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of DuMoulin Black, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to holders of Common Shares acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act: (i) deal at arm’s length and are not affiliated with the Company; (ii) are not “financial institutions” as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not “specified financial institutions” as defined in the Tax Act; and (iv) hold their Common Shares as capital property. Such securities will generally be “capital property” to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

      This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (“CCRA”). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

      This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

      The following discussion applies to a holder (a “Canadian Holder”) of Common Shares who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

Dividends

      Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder’s income. In the case of an individual Canadian Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

      A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Capital Gains and Losses

      Upon a disposition (or a deemed disposition) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and one-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

      The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

      A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation. Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

      The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares and who do not use or hold the Common Shares in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention (“U.S. Holders”). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

      Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Company.

      A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons.

      Under the Convention, capital gains derived by a U.S. Holder from the disposition of Common Shares, even where they constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company’s shares is derived principally from real property situated in Canada.

      A disposition or deemed disposition of Common Shares by a U.S. Holder whose Common Shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Perkins Smith & Cohen LLP, United States counsel to the Company, the following is a summary of certain United States federal income tax considerations relevant to United States Persons (as defined below) that acquire Common Shares pursuant to this Offering. This summary is based upon the Internal Revenue Code of 1986 (the “Code”), as amended, Treasury regulations promulgated thereunder, judicial decisions, and the Internal Revenue Service’s current administrative rules, practices and interpretations of law, all as in effect on the date of this Prospectus, and all of which are subject to change, possibly with retroactive effect. This summary also takes into account proposed Treasury regulations regarding passive foreign investment companies, which are not currently in effect but would purport to apply on a retroactive basis (the “Proposed Regulations”). There can be no assurance as to whether, when or in what form the Proposed Regulations will be adopted as final Treasury regulations. For purposes of this summary, a “United States Person” means (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if: (a) a court within the United States is able to exercise primary supervision over the administration of such trust, and (b) one or more United States Persons have the authority to control all substantial decisions of such trust. If a partnership holds Common Shares, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Common Shares should consult its own tax advisors with respect to the United States federal income tax consequences of the acquisition and ownership of Common Shares.

      This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Person in light of such person’s particular circumstances, including certain United States Persons that may be subject to special treatment under the Code (for example, persons (i) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts; (ii) that are financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities; (iii) that are subject to the alternative minimum tax provisions of the Code; or (iv) that own Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position), United States Persons that already own common shares and United States Persons that hold Common Shares other than as capital assets. Moreover, this summary does not include any discussion of state, local or foreign income or other tax consequences.

      THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF THE COMMON SHARES IS COMPLEX, AND, POTENTIALLY UNFAVORABLE TO UNITED STATES PERSONS WHO DO NOT MAKE A QEF ELECTION, AS DESCRIBED BELOW. ACCORDINGLY, EACH UNITED STATES PERSON WHO ACQUIRES COMMON SHARES UNDER THIS PROSPECTUS IS STRONGLY URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF THE ACQUISITION OF COMMON SHARES, WITH SPECIFIC REFERENCE TO SUCH PERSON’S PARTICULAR FACTS AND CIRCUMSTANCES.

Passive Foreign Investment Company Treatment

      The Company believes that it is a “passive foreign investment company” for United States federal income tax purposes, and it expects to continue to be a passive foreign investment company until it generates sufficient revenue from its mineral exploration and extraction activities. The tax rules generally applicable to passive foreign investment companies are very complex and, in some cases, uncertain. Each United States Person is strongly urged to consult his or her own tax advisor with respect to such rules.

      If a United States Person holding Common Shares is treated under these rules as owning stock of a passive foreign investment company, any gain recognized by such person upon a sale or other disposition of Common Shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge, as discussed further below. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Common Share. A United States Person generally may avoid these unfavorable United States federal income tax consequences by making a “qualified electing fund” (“QEF”) election or alternatively, making a mark-to-market election (the “mark-to-market election”) with respect to the Company, both as described below.

      The tax consequences to a United States Person who owns, directly or, in certain cases, indirectly, Common Shares depend on whether or not a QEF election or a mark-to-market election (“mark-to-market election”) is made by such person with respect to the Company.

QEF Election

      A United States Person that owns Common Shares may elect, provided that the Company provides such person with certain information, to have the Company treated, with respect to that person, as a QEF. A QEF election must be made by a shareholder before the due date (with regard to extensions) for such person’s tax return for the taxable year for which the election is made and, once made, will be effective for all subsequent taxable years of such person unless revoked with the consent of the Internal Revenue Service. (A United States Person who makes a QEF election with respect to the Company is referred to herein as an “Electing Shareholder”.) THE COMPANY INTENDS TO MAKE AVAILABLE TO HOLDERS OF COMMON SHARES THE ANNUAL STATEMENT CURRENTLY REQUIRED BY THE INTERNAL REVENUE SERVICE, WHICH WILL INCLUDE INFORMATION AS TO THE ALLOCATION OF THE COMPANY’S ORDINARY EARNINGS AND NET CAPITAL GAIN AMONG THE COMMON SHARES AND AS TO DISTRIBUTIONS ON SUCH COMMON SHARES. SUCH STATEMENT MAY BE USED BY ELECTING SHAREHOLDERS FOR PURPOSES OF COMPLYING WITH THE REPORTING REQUIREMENTS APPLICABLE TO THE QEF ELECTION.

      An Electing Shareholder will be required to include currently in gross income his, her to its pro rata share of the Company’s annual ordinary earnings and annual net capital gains if any, in any taxable year that the Company is a passive foreign investment company. The Company anticipates that it will not have any earnings in taxable years that it is a passive foreign investment company, although no assurances can be given that this will be the case. Any income inclusion will be required whether or not such shareholder owns Common Shares for an entire year or at the end of the Company’s taxable year. The amount so includable will be determined without regard to the amount of cash distributions, if any, received from the Company. Electing Shareholders will be required to pay tax currently on such imputed income, unless, as described below, an election is made to defer such payment.

      The amount currently included in income will be treated as ordinary income to the extent of the Electing Shareholder’s allocable share of the Company’s ordinary earnings and generally will be treated as long-term capital gain to the extent of such shareholder’s allocable share of the Company’s net capital gains. Such net capital gains ordinarily would be subject to a maximum 15% United States federal income tax rate in the case of non-corporate United States persons, unless the Company elects to treat the entire amount of its net capital gain as ordinary income.

      So long as an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for his or her Common Shares, any gain or loss realized by such shareholder on the disposition of such Common Shares held as capital assets ordinarily would be a capital gain or loss. Such capital gain or loss ordinarily would be long-term if such Electing Shareholder had held the Common Shares for more than one year at the time of the disposition. For non-corporate United States persons, long-term capital gain is generally subject to a maximum federal income tax rate of 15%.

      Under temporary Treasury regulations, an individual is required to include in income his or her proportionate share of the investment expenses of certain “pass-through” entities. It is not clear under such Treasury regulations whether a passive foreign investment company for which a QEF election is in effect may be treated as a “pass-through” entity. If these provisions were to apply to the Company, each individual Electing Shareholder would be required to include in income an amount equal to a portion of the Company’s investment expenses and would be permitted an offsetting deduction (if otherwise allowable under the Code) to the extent that the amount of such expenses included in income, plus certain other miscellaneous itemized deductions of such shareholder, exceed 2% of such shareholder’s adjusted gross income.

Mark-to-Market Election

      A United States Person generally may make a mark-to-market election with respect to shares of “marketable stock” of a passive foreign investment company. Under the Code and Treasury regulations, the term “marketable stock” includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market”. Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Based upon the foregoing, the Company expects that the Common Shares will be “marketable stock” for such purposes.

      As a result of such an election, in any taxable year that the Company is a passive foreign investment company, a United States Person would generally be required to report gain or loss annually to the extent of the difference between the fair market value of the shares at the end of the taxable year and the adjusted tax basis of the shares at that time. Any gain under this computation, and any gain on an actual disposition of the passive foreign investment company shares, would be treated as ordinary income. Any loss under this computation and any loss on an actual disposition would be treated as an ordinary loss to the extent of the cumulative net mark-to-market gain and thereafter would be considered capital loss. The United States Person’s tax basis in the shares is adjusted for any gain or loss taken into account under the mark-to-market election.

      Unless either (i) the mark-to-market election is made as of the beginning of the United States Person’s holding period for the passive foreign investment company shares or (ii) a QEF election has been in effect for such person’s entire holding period, any mark-to-market gain for the election year generally will be subject to the rules applicable to dispositions by non-Electing Shareholders described below.

Non-Electing Shareholders

      If a QEF election is not made by a United States Person, or is not in effect with respect to the entire period that such person holds (or is treating as holding) his or her Common Shares, then, unless such person has made the mark-to-market election as described above, any gain on his or her sale or other disposition of Common Shares (directly or, in certain circumstances, indirectly) generally will be treated as ordinary income realized pro rata over such holding period for such Common Shares.

      A United States Person will be required to include as ordinary income in the year of disposition the portion of the gain attributed to such year. In addition, such person’s United States federal income tax for the year of disposition will be increased by the sum of (i) the tax computed by using the highest statutory rate applicable to such person for each year (without regard to other income or expenses of such person) on the portion of the gain attributed to years prior to the year of disposition plus (ii) interest on the tax determined under clause (i), at the rate applicable to underpayments of tax, from the due date of the return (without regard to extensions) for each year described in clause (i) to the due date of the return (without regard to extensions) for the year of disposition. Under the Proposed Regulations, a “disposition” may include, under certain circumstances, transfers at death, gifts, pledges and other transactions with respect to which gain ordinarily is not recognized. Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of Common Shares if a QEF election was not in effect for the deceased United States Person’s entire holding period. Rules similar to those applicable to dispositions generally apply to excess distributions in respect of a Common Share (i.e., distributions that exceed 125% of the average amount of distributions in respect of such Common Share received during the preceding three years or, if shorter, during the United States Person’s holding period prior to the distribution year). Any loss realized by a non-Electing Shareholder on the disposition of Common Shares held as a capital asset ordinarily will be capital loss.

Treatment of Certain Distributions

      To the extent that a distribution paid on a Common Share to a United States Person is not an “excess distribution” received by a non-Electing Shareholder, and is not treated as a non-taxable distribution paid from earnings previously included in income by an Electing Shareholder under the QEF rules, such distribution (including amounts withheld in respect of Canadian federal income tax) will be taxable as ordinary income to the extent of the Company’s current or accumulated earnings and profits (as computed on the basis of United States federal income tax principles) and, to the extent the distribution exceeds such earnings and profits, generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Common Share and then as capital gain from the sale or exchange of the Common Share. Dividends on the Common Shares will not be eligible for the maximum 15% United States federal income tax rate generally applicable to dividends paid by a “qualified foreign corporation” to non-corporate United States persons if the Company qualifies as a passive foreign investment company for its taxable year during which it pays a dividend on the Common Shares, or for its immediately preceding taxable year. In addition, dividends on the Common Shares generally will not be eligible for the deduction for dividends received by corporations. Dividends on the Common Shares generally will be foreign source income for United States foreign tax credit purposes, except as described below under “Canadian Withholding Taxes.” Such income generally will be treated as “passive income,” or, in the case of certain United States Persons, “financial services income.” For taxable years beginning after December 31, 2006, such income generally will be treated as “passive category income,” or, in the case of certain United States Persons, “general category income.”

      The amount of any dividend on the Common Shares paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the United States Person, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received are not converted into United States dollars on the day of receipt, a United States Person will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss that a United States Person realizes on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source income or loss.

Canadian Withholding Taxes

      Subject to complex limitations set forth in the Code and the United States-Canada Income Tax Convention, shareholders who are United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from dividends on the Common Shares. Among other things, any dividends or inclusions under the passive foreign investment company rules for a year in which more than 50% of the total voting power or value of the Company’s shares is owned by United States Persons may be treated in part as United States source income under Section 904(g) of the Code. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld.

Information Reporting and Backup Withholding

      United States information reporting requirements and backup withholding tax generally will apply to certain non-corporate holders of Common Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares by a paying agent within the United States to a holder of Common Shares (other than an “exempt recipient” which includes non-U.S. shareholders that provide an appropriate certification and certain other persons). A paying agent or other intermediary within the United States will be required to withhold at a rate of 28% on any payment of proceeds from the sale or redemption of Common Shares within the United States to a United States Person

(other than a corporation or an “exempt recipient”) if such shareholder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service. United States Persons should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a United States Person, the amount of dividends paid with respect to such Common Shares will be reported annually to the Internal Revenue Service and such United States Person.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

      The Company is governed by the Business Corporations Act (British Columbia). All of the Company’s assets are located outside of the United States, and certain of its directors and officers, as well as the experts named in this Prospectus, are residents of Canada or other jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States or to realize in the United States upon judgements of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

      In addition, there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgements of United States courts, of civil liabilities predicated upon United States federal securities law.

RISK FACTORS

      The Company is engaged in exploration activities which, by their nature, are speculative due to the high-risk nature of its business and the present stage of its development. An investment in the Common Shares involves significant risks, which should be carefully considered by prospective investors before purchasing the Common Shares. In addition to information set out elsewhere, or incorporated by reference, in this Prospectus, investors should carefully consider the risk factors set out below. Such risk factors could materially affect the Company’s future financial results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investment in the common shares of the Company.

The Company has incurred losses.

      The Company has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its projects. Such future losses could have an adverse effect on the market price of its common shares, which could cause investors to lose part or all of their investment in the Company’s shares.

The Company currently depends on one principal exploration stage property.

      The Company is currently dependent on one principal mineral property, being its Peñasquito Project, which is an exploration stage project. The Penasquito Project may never develop into a commercially viable ore body, which would have a materially adverse affect on the Company’s potential mineral resource production, profitability, financial performance and results of operations.

The Company is an exploration company and may never develop a commercially viable ore body.

      The Company is in the exploration stage. None of the properties in which it has interests are in commercial production. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties prove commercially unviable and not worth developing. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The impact of any one of these factors cannot be accurately predicted, however, a combination of these factors may result in the Company not receiving an adequate return on invested capital. Consequently, it is impossible to ensure that the exploration or development programs planned by the Company, or any of its joint venture partners, will result in a profitable commercial mining operation. The Company may thus expend significant amounts of financing and effort on any or all of its properties without reaching a stage of commercial production, which could make it more difficult for the Company to finance future operations.

The Company may be unable to obtain additional financing to fund exploration and development on its properties.

      The Company does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, if warranted, would require additional substantial financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of property interest, in which case, the Company’s ability to operate would be adversely effected. Failure to obtain such additional financing could result in delay or postponement of future exploration or development of its properties.

Mineral exploration and development activities are inherently risky.

      The business of mineral exploration and extraction involves a high degree of geological, technical and economic uncertainty because of the difficulty of locating a viable mineral deposit, the costs and other risks involved in bringing a deposit into production and the uncertainty of future mineral prices. Few properties that are explored are ultimately developed into production.

If the Company’s Peñasquito Project or its other properties are found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.

      Although the Chile Colorado zone of the Company’s Peñasquito Project has proven reserves as defined in Canadian securities laws, the commercial viability of developing the project will depend on the results of a full feasibility study, which has been commenced but is not yet complete. The Peñasquito Project does not have proven reserves as defined in U.S. securities laws. At present, none of the Company’s other properties have a known body of commercial ore.

      Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Western Silver has not acquired surface rights.

      The Company does not presently own surface rights to the land required for any mining on the Peñasquito Project and has not yet entered into negotiations to obtain the land. There is no assurance that the Company will obtain adequate surface rights to permit development of the Peñasquito Project.

Western Silver is a passive foreign investment company for United States federal income tax purposes.

      Western Silver believes that it is a passive foreign investment company for United States Federal income tax purposes, and it expects to continue to be a passive foreign investment company until it generates sufficient revenue from its mineral exploration and extraction activities. If a United States Person (as defined under “United States Federal Income Tax Considerations”) holding Common Shares is treated as owning stock of a passive foreign investment company, any gain recognized by such person upon a sale or other disposition of Common Shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Common Share. A United States Person generally may take steps to avoid these unfavorable United States federal income tax consequences.

Fluctuation of mineral prices may adversely affect the Company’s financial results.

      Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The Company has no experience in placing properties into production.

      The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

Title to the Company’s properties or interests may be disputed.

      The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. There is no guarantee of title to any of the Company’s properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed. The Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Company must seek government approval to develop mines.

      The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Mexican government approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labour, and environmental regulations. The Company currently, either on its own or though joint venture partners, has obtained licenses to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations on any property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the Company’s operations. The process for obtaining these approvals can be costly and lengthy.

Environmental regulations may adversely affect the Company’s projects.

      The Company’s operations are subject to environmental regulations promulgated by various Mexican government agencies from time to time. Violation of existing or future Mexican environmental rules may result in various fines and penalties. As Mexico’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operating costs in Mexico.

Political, economic and social conditions of Mexico may adversely affect the Company’s investments.

      The Company’s investments may be adversely affected by political, economic and social uncertainties in Mexico which could have a material adverse effect on the Company’s results of operations and financial condition. Certain areas of Mexico have experienced and may continue to experience local political unrest and disruption by the indigenous peoples which could potentially affect the Company’s projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting Mexico’s political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

The Company’s financial results may be adversely affected by foreign currency fluctuation.

      The Company attempts to minimize the risks associated with Mexican currency fluctuations by paying its expenses in Mexico in U.S. dollars. Since the Company’s financial results are reported in Canadian dollars and most of the Company’s financial assets are maintained in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars and increases in the U.S. dollar relative to the Canadian dollar could have a negative impact on operations. The Company does not engage in foreign currency hedging transactions.

Statutory and regulatory compliance is complex and may result in delay or curtailment of Company operations.

      The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits. Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

      Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Risks associated with the Company’s activities may not be insurable.”, below.

      Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Risks associated with the Company’s activities may not be insurable.

      The Company’s business is subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

There is substantial competition for mineral deposits where the Company conducts its operations.

      Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

The Company depends on key management and employees.

      The Company’s development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on the Company. The Company does have consulting agreements with its key members of management, which provide, among other things, that either party may terminate on 30 days notice. The Company does not have key person insurance with respect to any of its key employees.

The Company’s shares may experience price volatility.

      Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value.

Figures for ore reserves and mineral resources upon which the Company relies are estimates.

      The figures for ore reserves and mineral resources contained in this Prospectus are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore reserves will be mined or processed profitably. There are numerous uncertainties inherent in estimating ore reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is largely a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable. In addition, there can be no assurance that gold, silver or copper recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold, silver, copper, lead or zinc prices, results in drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore reserves and mineral resources, or of the Company’s ability to extract these ore reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

The Company may encounter difficulties in conducting its business through foreign subsidiaries.

      Western Silver is a holding company that conducts its business through foreign subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Silver and its subsidiaries, or among its subsidiaries, could restrict the Company’s ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and share price.

The Company may be unable to expand its operations on favourable terms to the Company.

      As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it will be able to complete any acquisition or business arrangement that it pursues, or is pursuing on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company’s business.

Changes in critical accounting estimates could adversely effect the financial results of the Company.

      The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. The accounting policies in relation to mineral policies are set out in full in the annual financial statements. Management of the Company regularly reviews the net carrying value of each mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may effect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely effect the future net cash flows to be generated from the properties. Another significant estimate relates to accounting for stock based compensation. As a result of the Company’s change of focus to the Peñasquito Project, to the extent that other projects are not advanced, their carrying values may be written down. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

The Company’s shareholder rights plan may discourage certain transactions.

      The Company recently adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is designed to provide the Board of Directors of the Company with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders. The Rights Plan has not been proposed and adopted in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Company has not declared dividends and expects to retain any earnings.

      No dividends on the Company’s common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares.

      The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares and the Company’s ability to raise capital through future sales of common shares. The Company has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction whether in the United States and/or in Canada. In addition, as a result of additional common shares in the market, the voting power of the Company’s existing shareholders will be diluted.

Risks associated with conflicts of interest.

      Certain of the directors and officers of the Company also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

      The registrar and transfer agent for the common shares of the Company in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto. The registrar and transfer agent for the common shares of the Company in the United States is Computershare Investor Services Inc. in Golden, Colorado.

LEGAL MATTERS

      Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black on behalf of Western Silver and by Cassels Brock & Blackwell LLP on behalf of the Underwriters. Certain United States legal matters in connection with this Offering will be passed upon by Perkins Smith & Cohen LLP on behalf of Western Silver.

      As at December 14, 2004, the partners and associates of DuMoulin Black, Cassels Brock & Blackwell LLP, and Perkins Smith & Cohen LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

EXPERTS

      Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s mineral projects and properties is included in, or incorporated by reference into, this Prospectus based upon the following:

      Technical Report dated March 2004, as amended and restated November 8, 2004 and December 10, 2004, entitled “Peñasquito Pre-Feasibility Study”, prepared by Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E. of M3 Engineering & Technology Corp., each of whom is a Qualified Person for the purposes of NI 43-101. Each of Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E. and M3 Engineering & Technology Corp. are independent of the Company within the meaning of NI 43-101, and none have any interest in the Peñasco deposit, the Peñasquito Project or in any securities of the Company, nor do they expect to receive or acquire any such interests.

      Technical Report dated November 3, 2004, entitled “Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, State of Zacatecas, Mexico”, prepared by Jim Marlow, P.Eng., a principal of Marlow Mining Engineering Services, who is a Qualified Person for the purposes of NI 43-101. Both Jim Marlow and Marlow Mining Engineering Services are independent of the Company within the meaning of NI 43-101, and neither has any interest in the Peñasco deposit, the Peñasquito Project or in any securities of the Company, nor do they expect to receive or acquire any such interests.

      The audited financial statements incorporated by reference into this Prospectus and included in the U.S. registration statement of which this Prospectus forms a part, have been included in reliance upon the report of PricewaterhouseCoopers LLP, Chartered Accountants, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the U.S. registration statement of which this Prospectus forms a part: (i) the documents referred to under “Documents Incorporated by Reference”; (ii) Agency Agreement dated December 15, 2003 between the Company and Kingsdale Capital Partners Inc., Kingsdale Capital Markets Inc. and Orion Securities Inc.; (iii) Underwriting Agreement; (iv) consent of Cassels Brock & Blackwell LLP (v) consent of PricewaterhouseCoopers LLP; (vi) consent of DuMoulin Black; (vii) consent of Perkins Smith & Cohen LLP; (viii) consent of M3 Engineering & Technology Corp.; (ix) consent of Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E.;

(x) consent of Marlow Mining Engineering Services; (xi) consent of James Marlow, P.Eng.; and (xii) powers of attorney from directors and officers of the Company.

AVAILABLE INFORMATION

      Western Silver files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

      Western Silver has filed with the SEC, under the Securities Act of 1933, a registration statement on Form F-10 relating to the Common Shares of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such registration statement and to which reference is made for further information.

      Western Silver is subject to the informational requirements of the Exchange Act, and, in accordance therewith, Western Silver files reports and other information with the SEC. Under the Multijurisdictional Disclosure System adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Western Silver is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, Western Silver is not required to publish financial statements as frequently or as promptly as United States corporations. Reports and other information filed by Western Silver may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov. Such reports and other information concerning Western Silver may also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006.

      The registration statement filed with the SEC concerning the Offering, including exhibits thereto, and Western Silver’s reports and other information filed under the Exchange Act are available to the public free of charge at the SEC’s website at www.sec.gov.

AUDITORS’ CONSENT

      We have read the short form prospectus of Western Silver Corporation (the “Company”) dated December 15, 2004 relating to the distribution of 5,500,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended September 30, 2003. Our report is dated November 14, 2003 (except as to note 12, which is as of December 16, 2003).

(signed) PricewaterhouseCoopers LLP

Vancouver, British Columbia	Chartered Accountants
December 15, 2004

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Consolidated Financial Statements for the three and nine months ended June 30, 2004 and 2003	F-2
Audited Consolidated Financial Statements for the years ended September 30, 2003, 2002 and 2001	F-18

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements

June 30, 2004
(Unaudited)

WESTERN SILVER CORPORATION

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

As at June 30, 2004 and September 30, 2003

	June 30,	September 30,
	2004	2003

	(Unaudited)

	(Expressed in Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents	$14,795,221	$2,744,038
Accounts receivable and prepaid expense	593,733	194,198

	15,388,954	2,938,236
Long-term investment	267,092	267,092
Plant, property and equipment — net of accumulated depreciation of $44,828 (2003 — $43,613)	47,254	1,839
Mineral properties and related deferred costs (note 2)	44,458,470	39,447,235

	$60,161,770	$42,654,402

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,325,184	$871,567

Shareholders’ Equity
Capital stock (note 3)	77,397,199	59,064,015
Authorized
100,000,000 common shares
Issued and outstanding
40,783,581 (2003 — 35,184,081)
Value assigned to stock options and warrants (note 3)	3,292,821	269,257
Deficit	(21,853,434)	(17,550,437)

	58,836,586	41,782,835

	$60,161,770	$42,654,402

Basis of presentation (note 1)

Approved by the Board of Directors

“Dale Corman” Director	“Robert Gayton” Director

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(an exploration stage company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three and nine months ended June 30, 2004 and 2003

					Cumulative
	Three Months Ended June 30,		Nine Months Ended June 30,		During
					Exploration
	2004	2003	2004	2003	Stage

	(Unaudited)
	(Expressed in Canadian dollars)
General exploration expenditures	$2,949	$15,928	$14,871	$20,005	$9,692,810

Administrative expenses
Accounting and legal	33,188	16,214	164,432	144,782	1,321,095
Capital taxes	—	9,551	—	9,551	58,135
Consulting	82,976	91,009	316,104	295,431	2,511,904
Depreciation	945	135	1,215	406	44,829
Filing and transfer fees	22,832	13,980	166,448	155,689	906,495
Foreign exchange	(12,259)	8,914	22,924	24,750	110,901
Miscellaneous	316	1,337	1,300	14,354	221,015
Office and administration	140,240	54,852	319,127	181,513	1,772,933
Promotion and travel	145,860	95,747	443,048	246,884	1,822,671
Stock based compensation	1,127,725	42,175	3,029,038	42,175	3,298,295

	1,541,823	333,914	4,463,636	1,115,535	12,068,273

Loss before other income	(1,544,772)	(349,842)	(4,478,507)	1,135,540	(21,761,083)

Other income
Interest income	66,016	18,796	175,510	57,362	582,448

Loss for the period	(1,478,756)	(331,046)	(4,302,997)	(1,078,178)	(21,178,635)
Deficit — Beginning of period	(20,374,678)	(16,457,588)	(17,550,437)	(15,710,456)	—
Interest and foreign exchange on convertible loan	—	—	—	—	(674,799)

Deficit — End of period	$(21,853,434)	$(16,788,634)	$(21,853,434)	$(16,788,634)	$(21,853,434)

Basic and diluted loss per common share	$(0.04)	$(0.01)	$(0.11)	$(0.03)	$—

Weighted average number of common shares outstanding	$40,615,202	$33,763,602	$38,542,455	$32,575,435	$—

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended June 30, 2004 and 2003

	Three Months Ended		Nine Months Ended		Cumulative
	June 30,		June 30,		During
					Exploration
	2004	2003	2004	2003	Stage

	(Unaudited)
	(Expressed in Canadian dollars)
Cash flows provided by (used in)
Operating activities
Loss for the period	$(1,478,756)	$(331,046)	$(4,302,997)	$(1,078,178)	$(21,178,635)
Items not affecting cash
Write-off (recovery) of mineral properties	—	—	—	—	9,141,685
Gain of sale of mineral properties	—	—	—	—	(396,969)
Equity in loss of associated company	—	—	—	—	181,812
Depreciation	945	135	1,215	406	44,829
Stock-based compensation	1,127,725	42,175	3,029,038	42,175	3,298,295
(gain) loss on sale of securities	—	—	—	—	248,977

	(350,086)	(288,736)	(1,272,744)	(1,035,597)	(8,660,006)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(368,382)	(47,715)	(399,535)	(222,561)	(593,733)
Accounts payable and accrued liabilities	(36,993)	(123,381)	15,381	(263,780)	195,330

	(755,461)	(459,832)	(1,656,898)	(1,521,938)	(9,058,409)
Financing activities
Shares issued for cash — net of issue costs	1,219,810	1,392,499	18,327,710	5,266,838	57,590,676
Special warrants — net	—	—	—	—	1,586,591

	1,219,810	1,392,499	18,327,710	5,266,838	59,177,267
Investing activities
Long-term investments	—	—	—	—	(97,800)
Repayment of debt	—	—	—	—	(1,428,879)
Mineral properties	(1,745,157)	(1,997,448)	(5,011,235)	(3,850,874)	(42,032,788)
Proceeds on sale of mineral properties	—	—	—	—	1,411,285
Proceeds on sale of long-term investments	—	—	—	—	1,883,644
Accounts payable and accrued liabilities	285,088	—	438,236	—	1,129,854
Property, plant and equipment	(14,380)	—	(46,630)	—	(92,083)
Issuance of debt	—	—	—	—	3,903,130
Exploration commitments	—	(49,832)	—	(178,313)	—
Restricted cash and securities	—	49,832	—	178,313	—

	(1,474,449)	(1,997,448)	(4,619,629)	(3,850,874)	(35,323,637)
Increase (decrease) in cash and cash equivalents	(1,010,100)	(1,064,781)	12,051,183	(105,974)	14,795,221
Cash and cash equivalents — Beginning of period	15,805,321	5,078,611	2,744,038	4,119,804	—

Cash and cash equivalents — End of period	$14,795,221	$4,013,830	$14,795,221	$4,013,830	$14,795,221

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended June 30, 2004 and 2003

	Three Months Ended		Nine Months Ended		Cumulative
	June 30,		June 30,		During
					Exploration
	2004	2003	2004	2003	Stage

	(Unaudited)
	(Expressed in Canadian dollars)
Supplemental cash flow information
Non-cash financing and investing activities
Mineral properties acquisitions for non cash consideration	$—	$—	$—	$—	$(12,581,683)
Share issuances for non cash consideration and debt repayment	—	—	—	—	19,801,049
Investments acquired for non cash	—	—	—	—	(2,483,725)
Foreign exchange and interest on convertible loan charged directly to deficit	—	—	—	—	(674,799)

	$—	$—	$—	$—	$4,060,842

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Nine Months Ended June 30, 2004 and the Year Ended September 30, 2003

	Common Shares			Value
				Assigned to	Total
	Number of		Cumulative	Stock Options	Shareholders’
	Shares	Amount	Deficit	and Warrants	Equity

	(Unaudited)
	(Expressed in Canadian dollars)
Balance — September 30, 2002	30,984,048	$51,460,577	$(15,710,456)	$—	$35,750,121
During the nine months ended June 30, 2003
Issue of shares
Exercise of warrants	2,078,417	2,915,838	—	—	2,915,838
Exercise of stock options	1,226,000	2,351,000	—	—	2,351,000
Options granted	—	—	—	42,175	42,175
Loss for the year	—	—	(1,078,178)	—	(1,078,178)

Balance — June 30, 2003	34,288,465	56,727,415	(16,788,634)	42,175	39,980,956
During the three months ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	—	—	1,384,000
Exercise of warrants	225,000	451,798	—	—	451,798
Exercise of stock options	255,000	500,802	—	—	500,802
Options granted to consultants	—	—	—	227,082	227,082
Loss for the year	—	—	(761,803)	—	(761,803)

Balance — September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835
During the nine months ended June 30, 2004
Issue of shares
Private placements	2,400,000	11,570,950	—	—	11,570,950
Exercise of warrants	1,842,500	4,051,600	—	—	4,051,600
Exercise of stock options	1,357,000	2,705,160	—	—	2,705,160
Options granted/vested	—	—	—	3,029,038	3,029,038
Warrants granted	—	(302,020)	—	302,020	—
Transfer of value on exercise of warrants	—	125,842	—	(125,842)	—
Transfer of value on exercise of stock options	—	181,652	—	(181,652)	—
Loss for the period	—	—	(4,302,997)	—	(4,302,997)

Balance — June 30, 2004	40,783,581	$77,397,199	$(21,853,434)	$3,292,821	$58,836,586

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
June 30, 2004 and September 30, 2003
(Expressed in Canadian dollars)

1     Basis of Preparation

      The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company, except as described in note 3(c).

2     Significant Accounting Policies

     Investments

      Long-term investments are categorized as available for sale and valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

3     Mineral Properties and Related Deferred Costs

		Costs	Disposition/		Costs
	Total Costs to	Incurred	Write-Offs	Total Costs to	Incurred	Total Costs to
	September 30,	During	During	September 30,	During	June 30,
	2002	2003	2003	2003	Current Period	2004

Mexico
Peñasquito
Acquisition	$12,630,766	$1,241,246	$—	$13,872,012	$112,002	$13,984,014
Exploration	3,586,580	3,120,618	—	6,707,198	3,657,877	10,365,075
Feasibility studies	—	323,702	—	323,702	1,020,522	1,344,224

	16,217,346	4,685,566	—	20,902,912	4,790,401	25,693,313

El Salvador
Acquisition	1,889,672	—	—	1,889,672	—	1,889,672
Exploration
El Salvador	2,424,236	—	—	2,424,236	39	2,424,275
San Nicolas	3,994,525	317,570	—	4,312,095	127,850	4,439,945
Tamara	1,849,259	—	—	1,849,259	—	1,849,259
Ramos	1,823,944	444,229	—	2,268,173	19,459	2,287,632

	11,981,636	761,799	—	12,743,435	147,348	12,890,783

San Jeronimo
Acquisition	633,795	7,959	—	641,754	—	641,754
Exploration	1,002,571	56,918	—	1,059,489	24,646	1,084,135

	1,636,366	64,877	—	1,701,243	24,646	1,725,889

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Costs	Disposition/		Costs
	Total Costs to	Incurred	Write-Offs	Total Costs to	Incurred	Total Costs to
	September 30,	During	During	September 30,	During	June 30,
	2002	2003	2003	2003	Current Period	2004

Almoloya
Acquisition	—	25,443	—	25,443	43,393	68,836
Exploration	3,859	36,161	—	40,020	2,132	42,152

	3,859	61,604	—	65,463	45,525	110,988

El Pirul
Acquisition	11,067	6,300	(17,367)	—	—	—
Exploration	118,792	156,772	(275,564)	—	—	—

	129,859	163,072	(292,931)	—	—	—

Naranjo
Exploration	16,643	19,929	(36,572)	—	—	—

Bacanora
Acquisition	—	3,555	—	3,555	3,315	6,870
Exploration	—	30,627	—	30,627	—	30,627

	—	34,182	—	34,182	3,315	37,497

Canada
Carmacks
Acquisition	4,000,000	—	—	4,000,000	—	4,000,000

	$33,985,709	$5,791,029	$(329,503)	$39,447,235	$5,011,235	$44,458,470

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4     Capital Stock

     Authorized

      100,000,000 common shares without par value

     Issued

	Number
	of Shares	Amount

Balance at September 30, 2002	30,984,048	$51,460,577
Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015
Pursuant to a private placement at $5.15 per share	2,400,000	11,570,950
Pursuant to the exercise of share purchase warrants	1,842,500	4,051,600
Pursuant to the exercise of stock options	1,357,000	2,705,160
Warrants issued	—	(302,020)
Transfer of value on exercise of stock options and warrants	—	307,494

Balance at June 30, 2004	40,783,581	$77,397,199

     a) The following summarizes the issuance of capital stock during the nine months ended June 30, 2004:

•	The company received $4,051,600 from the exercise of 1,842,500 share purchase warrants at exercise prices ranging from $1.00 to $5.78 per share purchase warrant.

•	The company received $2,705,160 from the exercise of 1,357,000 share purchase stock options at exercise prices ranging from $1.00 to $4.60 per share purchase stock option.

•	On December 16, 2003 the company received net proceeds of $11,570,950 from the issuance of 2,400,000 shares through a private placement at $5.15 per share.

     b) Share Purchase Warrants

      A summary of the company’s warrants outstanding at June 30, 2004 and September 2003 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
		Average		Average
	June 30,	Exercise	September 30,	Exercise
	2004	Price	2003	Price

Balance outstanding —
Beginning of period	2,070,000	$2.31	4,350,340	$1.80
Issued	240,000	5.78	23,077	0.80
Exercised	(1,842,500)	2.20	(2,303,417)	1.43

Balance outstanding and exercisable — End of period	467,500	$4.53	2,070,000	$2.31

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Share purchase warrants outstanding and exercisable at June 30, 2004 are as follows:

	Warrants
	Outstanding and	Average Remaining
	Exercisable at	Contractual Life
Exercise Price	June 30, 2004	(Years)

$4.00	327,500	0.05
5.78	140,000	0.46

	467,500	0.17

c)	Stock Options

      The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. The directors may grant stock options up to a maximum term of 5 years. As at June 30, 2004, 2,823,500 options were outstanding and an additional 192,500 options were available for granting under the plans.

      A summary of the company’s options outstanding at June 30, 2004 and September 30, 2003 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
		Average		Average
	June 30,	Exercise	September 30,	Exercise
	2004	Price	2003	Price

Balance outstanding —
Beginning of period	3,205,500	$1.92	4,111,500	$1.68
Granted	975,000	8.47	575,000	3.64
Exercised	(1,357,000)	1.99	(1,481,000)	1.93

Balance outstanding — End of period	2,823,500	$4.14	3,205,500	$1.92

      Stock options outstanding and exercisable at June 30, 2004 are as follows:

	Options	Average Remaining
	Outstanding at	Contractual Life
Exercise Price	June 30, 2004	(Years)

$1.00 – $1.50	1,075,500	2.68
2.00 – 3.28	583,000	1.94
4.21 – 9.54	1,165,000	4.55

	2,823,500	3.30

      Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on stock options granted by the company is to be charged to the income statement, as the stock options become vested. During the period ended June 30, 2004, the fair value of options granted which became vested was $3,029,038, which was charged to the income statement.

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	June 30,	September 30,
Value Assigned to Stock Options	2004	2003

Balance — beginning of period	$269,257	$—
Options granted to consultants	—	269,257
Options granted/vested	3,029,038	—
Transfer to capital stock on exercise of stock options	(181,652)	—

Balance — end of period	$3,116,643	$269,257

      During the period ended June 30, 2003, the fair value of options granted which became vested was $358,877. The total amount was disclosed as pro-forma information only, and was not charged to the income statement.

      The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model. The most recently calculated compensation expense was based on the following assumptions:

Average risk-free interest rate	3.28%
Expected dividend yield	—
Expected stock price volatility	70%
Expected option life in years	3.5

      Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

5	Contract Commitments

      During the period ended June 30, 2004, the Company entered into a formal agreement with a company owned by a director, for subleasing of office space. The agreement expires June 30, 2007. The total amount of payments due during the term of the agreement is $290,302, of which $96,767 is due during the first year, and the remaining $193,535 is due between year one and June 29, 2007.

6	Segmented Information

Industry Information

      The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic Information

      Revenues from operations in the nine month period ended June 30, 2004 and the year ended September 30, 2003 were derived from interest income, which was earned in Canada.

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The company’s non-current assets by geographic location are as follows:

	June 30,	June 30,
	2004	2003

Canada	$4,314,346	$4,269,066
Mexico	40,458,470	34,262,991

	$44,772,816	$38,532,057

7	Shareholder Rights Plan

      On December 11, 2003 the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

      Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

8	Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

      The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)	Consolidated Balance Sheets

	June 30,	September 30,
	2004	2003

Long-term investment — under Canadian GAAP	$267,092	$267,092
Unrealized gain (loss)	399,723	85,046

Long-term investment — under U.S. GAAP	$666,815	$352,138

Mineral properties — under Canadian GAAP	44,458,470	39,447,235
Cumulative exploration expenditures written off under U.S. GAAP	(37,676,962)	(32,777,729)

Mineral properties — under U.S. GAAP	$6,781,508	$6,669,506

Shareholders’ equity — under Canadian GAAP	58,836,586	41,782,835
Measurement differences
Deficit — under Canadian GAAP	21,853,434	17,550,437
Deficit — under U.S. GAAP	(58,730,950)	(50,158,074)
Accumulated other comprehensive loss (gain)	(399,723)	(85,046)

Shareholders’ equity — under U.S. GAAP	$21,559,347	$9,090,152

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Consolidated Statements of Loss and Deficit

	Three months ended June 30,		Nine months ended June 30,
					Cumulative during
	2004	2003	2004	2003	Exploration Stage

Net loss — under Canadian GAAP	$1,478,756	$331,046	$4,302,997	$1,078,178	$21,178,635
Exploration expenditures	1,738,313	1,363,220	4,899,233	3,120,902	46,818,647
Interest and foreign exchange on convertible loan	—	—	—	—	674,799
Exploration expenditures written off that would have been expensed	—	—	—	—	(9,141,685)

Net loss — under U.S. GAAP	3,217,069	1,694,266	9,202,230	4,199,080	59,530,396
Unrealized loss on available-for-sale securities	(19,847)	82,415	(314,677)	(52,446)	(399,723)

	$3,197,222	$1,776,681	$8,887,553	$4,146,634	$59,130,673

Deficit — under U.S. GAAP — Beginning of period	56,313,327	47,022,195	50,328,166	44,517,381
Net loss — under U.S. GAAP	3,217,069	1,694,266	9,202,230	4,199,080

Deficit — under U.S. GAAP — End of period	59,530,396	48,716,461	59,530,396	48,716,461
Accumulated other comprehensive loss (gain) Beginning of period — under U.S. GAAP	(379,876)	42,323	(85,046)	177,184
Other comprehensive (gain) loss	(19,847)	82,415	(314,677)	(52,446)

End of period — under U.S. GAAP	$(399,723)	$124,738	$(399,723)	$124,738

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)	Consolidated Statements of Shareholders’ Equity Under U.S. GAAP

			Value	Total
	Capital	Cumulative	Assigned to	Shareholders
	Stock	Deficit	Stock Options	Equity

Balance at September 30, 2001	$43,118,759	$(41,195,352)	$—	$1,923,407
Issue of shares:
Private placement	7,436,327	—	—	7,436,327
Exercise of warrants	983,571	—	—	983,571
Exercise of stock options	503,500	—	—	503,500
Share issue costs	(581,580)	—	—	(581,580)
Loss for the year	—	(3,249,737)	—	(3,249,737)

Balance at September 30, 2002	51,460,577	(44,445,089)	—	7,015,488
Issue of shares:
Private placement	1,384,000	—	—	1,384,000
Exercise of warrants	3,367,636	—	—	3,367,636
Exercise of stock options	2,851,802	—	—	2,851,802
Options granted to consultants	—	—	269,257	269,257
Loss for the year	—	(5,798,031)	—	(5,798,031)

Balance at September 30, 2003	59,064,015	(50,243,120)	269,257	9,090,152
Issue of shares:
Private placement	11,570,950	—	—	11,570,950
Exercise of warrants	4,051,600	—	—	4,051,600
Exercise of stock options	2,705,160	—	—	2,705,160
Options granted/vested	—	—	3,029,038	3,029,038
Warrants granted	(302,020)	—	302,020	—
Transfer of value on exercise of warrants	125,842	—	(125,842)	—
Transfer of value on exercise of stock options	181,652	—	(181,652)	—
Loss for the period		(8,887,553)	—	(8,887,553)

Balance at June 30, 2004	$77,397,199	$(59,130,673)	$3,292,821	$21,559,347

d)	Mineral Property Exploration Expenditures

      Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

      The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

Western Silver Corporation
(an exploration stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

e)	Available-for-Sale Securities

      Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

f)	Recent Accounting Developments

      The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

      The CICA has issued CICA 3063, “Impairment of Long-Lived Assets.” This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

      The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

      The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company adopted the standard on October 1, 2003.

Western Silver Corporation

(formerly Western Copper Holdings Limited)
(an exploration stage company)

Consolidated Financial Statements

September 30, 2003, 2002 and 2001
(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

December 16, 2003

      The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 11, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

      The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

      The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

(signed) ROBERT J. GAYTON

Robert J. Gayton
Vice President Finance

(signed) THOMAS C. PATTON

Thomas C. Patton
President

AUDITORS’ REPORT

To the Shareholders of

Western Silver Corporation

      We have audited the consolidated balance sheets of Western Silver Corporation (formerly Western Copper Holdings Limited) (an exploration stage company) as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards in Canada and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C., Canada

November 14, 2003
(except as to note 12, which is as of December 16, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

WESTERN SILVER CORPORATION

(formerly Western Copper Holdings Limited)
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

As at September 30, 2003 and 2002

	2003	2002

	(Expressed in Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents	$2,744,038	$4,119,804
Restricted cash and securities	—	348,821
Accounts receivable and prepaid expense	194,198	50,660

	2,938,236	4,519,285
Long-term investment (note 3)	267,092	267,092
Plant, property and equipment — net of accumulated depreciation of $43,613 (2002 — $43,073)	1,839	2,380
Mineral properties (note 4)	39,447,235	33,985,709

	$42,654,402	$38,774,466

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	871,567	2,675,524
Exploration commitments	—	348,821

	871,567	3,024,345

Shareholders’ Equity
Capital stock (note 5)
Authorized
100,000,000 common shares
Issued and outstanding
35,184,081 (2002 — 30,984,048)	59,064,015	51,460,577
Value assigned to stock options (note 5)	269,257	—
Deficit	(17,550,437)	(15,710,456)

	41,782,835	35,750,121

	$42,654,402	$38,774,466

Nature of operations (note 1)
Subsequent events (note 12)

Approved by the Board of Directors

(signed) DALE CORMAN	(signed) THOMAS C. PATTON

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(formerly Western Copper Holdings Limited)
(an exploration stage company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Years Ended September 30, 2003, 2002 and 2001

				Cumulative
				During
				Exploration
	2003	2002	2001	Stage

	(Expressed in Canadian dollars)
General exploration expenditures	$20,005	$10,749	$83,773	$536,254
Write-off (recovery) of mineral properties (note 4)	329,503	(258,577)	8,075,116	9,141,685

	349,508	(247,828)	8,158,889	9,677,939

Administrative expenses
Accounting and legal	159,735	67,904	75,242	1,156,663
Capital taxes	9,551	—	—	58,135
Consulting	381,046	311,056	297,939	2,195,800
Depreciation	541	3,637	8,550	43,614
Filing and transfer fees	176,262	55,013	35,396	740,047
Foreign exchange	(26,569)	33,204	19,584	87,977
Miscellaneous	14,643	14,648	10,475	219,715
Office and administration	237,461	157,561	169,840	1,453,806
Promotion and travel	350,644	141,788	108,828	1,379,623
Stock-based compensation	269,257	—	—	269,257

	1,572,571	784,811	725,854	7,604,637

Loss before other income (expenses)	(1,922,079)	(536,983)	(8,884,743)	(17,282,576)

Other income (expenses)
Gain (loss) on sale of securities	—	6,626	(21,220)	(165,358)
Loss of associated company	—	—	—	(181,812)
Gain on sale of mineral properties	—	—	—	370,849
Interest income	82,098	19,997	4,617	383,259

	82,098	26,623	(16,603)	406,938

Loss for the year	(1,839,981)	(510,360)	(8,901,346)	(16,875,638)
Deficit — Beginning of year	(15,710,456)	(15,200,096)	(6,298,750)	—
Interest and foreign exchange on convertible loan	—	—	—	674,799

Deficit — End of year	$(17,550,437)	$(15,710,456)	$(15,200,096)	$(17,550,437)

Basic and diluted loss per common share	$(0.06)	$(0.02)	$(0.39)	$—

Weighted average number of common shares outstanding	$33,087,922	$27,086,487	$23,066,194	$—

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(formerly Western Copper Holdings Limited)
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2003, 2002 and 2001

				Cumulative
				During
				Exploration
	2003	2002	2001	Stage

	(Expressed in Canadian dollars)
Cash flows provided by (used in)
Operating activities
Loss for the year	$(1,839,981)	$(510,360)	$(8,901,346)	$(16,875,638)
Items not affecting cash
Write-off (recovery) of mineral properties	329,503	(258,577)	8,075,116	9,141,685
Depreciation	541	3,637	8,550	43,614
Gain on sale of mineral property	—	—	—	(396,969)
Equity in loss of associated company	—	—	—	181,812
Stock-based compensation	269,257	—	—	269,257
(Gain) loss on sale of securities	—	(400)	21,220	248,977

	(1,240,680)	(765,700)	(796,460)	(7,387,262)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(143,538)	(37,344)	(6,043)	(194,198)
Accounts payable and accrued liabilities	44,743	(111,578)	(19,459)	179,949

	(1,339,475)	(914,622)	(821,962)	(7,401,511)

Financing activities
Shares issued for cash — net of issue costs	7,603,438	8,341,818	1,940,956	39,262,966
Special warrants — net	—	—	—	1,586,591

	7,603,438	8,341,818	1,940,956	40,849,557

Investing activities
Long-term investment	—	16,400	(15,420)	(97,800)
Property, plant and equipment	—	(2,702)	—	(45,453)
Mineral properties	(5,791,029)	(4,421,638)	(2,920,747)	(37,021,553)
Accounts payable and accrued liabilities	(1,848,700)	1,063,112	1,825,206	691,618
Proceeds on sale of mineral property	—	—	—	1,411,285
Repayment of debt	—	—	—	(1,428,879)
Proceeds on sale of long-term investments	—	—	—	1,883,644
Issuance of debt	—	—	—	3,903,130
Exploration commitments	(348,821)	348,821	—	—
Restricted cash and securities	348,821	(348,821)	—	—

	(7,639,729)	(3,344,828)	(1,110,961)	(30,704,008)

(Decrease) increase in cash and cash equivalents	(1,375,766)	4,082,368	8,033	2,744,038
Cash and cash equivalents — Beginning of year	4,119,804	37,436	29,403	—

Cash and cash equivalents — End of year	$2,744,038	$4,119,804	$37,436	$2,744,038

Supplemental cash flow information
Non-cash financing and investing activities
Mineral property costs included in accounts payable written off against income and deferred costs	—	706,577	—	—
Mineral properties acquisitions for non cash consideration	—	—	—	(12,581,683)
Share issuances for non cash consideration and debt repayment	—	—	—	19,801,049
Investments acquired for non cash	—	—	—	(2,483,725)
Foreign exchange and interest on convertible loan charged directly to deficit	—	—	—	(674,799)

	$—	$706,577	$—	$4,060,842

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(formerly Western Copper Holdings Limited)
(an exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended September 30, 2003, 2002 and 2001

	Common Shares
					Value	Total
	Number of		Share	Cumulative	Assigned to	Shareholders’
	Shares	Amount	Subscription	Deficit	Stock Options	Equity

	(Expressed in Canadian dollars)
Balance — September 30, 2000	22,102,378	$41,077,803	$100,000	$(6,298,750)	$—	$34,879,053
During the year ended September 30, 2001
Issue of shares
Private placements	2,040,667	2,125,000	(100,000)	—	—	2,025,000
Share issue costs	—	(84,044)	—	—	—	(84,044)
Loss for the year	—	—	—	(8,901,346)	—	(8,901,346)

Balance — September 30, 2001	24,143,045	43,118,759	—	(15,200,096)	—	27,918,663
During the year ended September 30, 2002
Issue of shares
Private placements	5,691,128	7,436,327	—	—	—	7,436,327
Exercise of warrants	736,375	983,571	—	—	—	983,571
Exercise of stock options	413,500	503,500	—	—	—	503,500
Share issue costs	—	(581,580)	—	—	—	(581,580)
Loss for the year	—	—	—	(510,360)	—	(510,360)

Balance — September 30, 2002	30,984,048	51,460,577	—	(15,710,456)	—	35,750,121
During the year ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	—	—	—	1,384,000
Exercise of warrants	2,303,417	3,367,636	—	—	—	3,367,636
Exercise of stock options	1,481,000	2,851,802	—	—	—	2,851,802
Options granted to consultants	—	—	—	—	269,257	269,257
Loss for the year	—	—	—	(1,839,981)	—	(1,839,981)

Balance — September 30, 2003	35,184,081	$59,064,015	$—	$(17,550,437)	$269,257	$41,782,835

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN SILVER CORPORATION

(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001
(Expressed in Canadian dollars)

1     Nature of Operations

      Western Silver Corporation (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the exploration and future development of its mining properties or realizing the carrying amount through a sale.

      Management has estimated that the company will have adequate funds from existing working capital, the proceeds of its private placement subsequent to the year-end (note 12), and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2     Significant Accounting Policies

Principles of Consolidation

      These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below. All material intercompany transactions and balances have been eliminated.

          Western Copper International Ltd. (BVI)

          WCI (Peñasquito) Limited (BVI)
          Minera Peñasquito, S.A. de C.V. (Mexico)
          WCI (Nicolas) Limited (BVI)
          Minera Faja de Plata, S.A. de C.V. (Mexico)
          WCI (Geronimo) Limited (BVI)
          WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
          Minera Western Copper, S.A. de C.V. (Mexico)
          Carmacks Copper Ltd.
          Western Copper Holdings Inc. (United States)

Use of Estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and Cash Equivalents

      The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments

      Long-term investments are categorized as available for sale and valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Plant, Property and Equipment

      Plant, property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral Properties

      The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

      Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

      Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

      Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

      Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

      The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss Per Common Share

      Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the year and that the company will use these proceeds to purchase its common shares at their average market price during the year.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Translation of Foreign Currency

      Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

      The company’s foreign subsidiaries are considered to be integrated operations and as a result they maintain their records in Canadian dollars.

Stock-Based Compensation Plans

      Effective October 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after October 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the company has elected not to follow the fair value based method of accounting for stock options. As a result, the company discloses in note 5(c) the pro forma effect of accounting for stock options granted to employees and directors subsequent to October 1, 2002 using the fair value based method.

Income Taxes

      The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3     Long-Term Investment

	2003

	Number of	Net	Market
	Shares	Book Value	Value

Quaterra Resources Inc. Shares	1,498,460	$267,092	$352,138

	2002

	Number of	Net	Market
	Shares	Book Value	Value

Quaterra Resources Inc. Shares	1,498,460	$267,092	$89,908

      The holding of Quaterra Resources Inc. (Quaterra) shares has been accounted for as a long-term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

      The company has officers and directors in common with Quaterra.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4     Mineral Properties

	Total	Costs	Disposition/	Total	Costs	Disposition/	Total
	Costs to	Incurred	Write-Offs	Costs to	Incurred	Write-Offs	Costs to
	September 30,	During	During	September 30,	During	During	September 30,
	2001	2002	2002	2002	2003	2003	2003

Mexico
Faja de Plata
Peñasquito
Acquisition	$11,202,506	$1,428,260	$—	$12,630,766	$1,241,246	$—	$13,872,012
Exploration	1,441,174	2,145,406	—	3,586,580	3,444,320	—	7,030,900
San Jeronimo
Acquisition	561,994	71,801	—	633,795	7,959	—	641,754
Exploration	989,130	13,441	—	1,002,571	56,918	—	1,059,489
Ramos	2,121,882	150,062	(448,000)	1,823,944	444,229	—	2,268,173

	16,316,686	3,808,970	(448,000)	19,677,656	5,194,672	—	24,872,328

El Salvador
Acquisition	1,775,608	114,064	—	1,889,672	—	—	1,889,672
Exploration
El Salvador	2,424,236	—	—	2,424,236	—	—	2,424,236
San Nicolas	3,556,152	438,373	—	3,994,525	317,570	—	4,312,095
Tamara	1,805,489	43,770	—	1,849,259	—	—	1,849,259

	9,561,485	596,207	—	10,157,692	317,570	—	10,475,262

Almoloya
Acquisition	—	—	—	—	25,443	—	25,443
Exploration	—	3,859	—	3,859	36,161	—	40,020

	—	3,859	—	3,859	61,604	—	65,463

El Pirul
Acquisition	9,483	1,584	—	11,067	6,300	(17,367)	—
Exploration	107,796	10,996	—	118,792	156,772	(275,564)	—

	117,279	12,580	—	129,859	163,072	(292,931)	—

Naranjo
Exploration	16,621	22	—	16,643	19,929	(36,572)	—

Bacanora
Acquisition	—	—	—	—	3,555	—	3,555
Exploration	—	—	—	—	30,627	—	30,627

	—	—	—	—	34,182	—	34,182

Canada
Carmacks
Acquisition	4,000,000	—	—	4,000,000	—	—	4,000,000

	$30,012,071	$4,421,638	$(448,000)	$33,985,709	$5,791,029	$(329,503)	$39,447,235

a)	Faja de Plata

i) Peñasquito

      Effective June 28, 2001, the company’s interest in Peñasquito, through its subsidiary Minera Peñasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the company.

      The company negotiated a deferral of the remaining Peñasquito property payments. The new terms required payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003 (paid). These payments represent the major portion of the total Peñasquito acquisition costs incurred during years 2002 and 2003, respectively.

      The company resumed exploration of the Peñasquito property in fiscal 2002. Considerable exploration work occurred at Peñasquito during the current period, with the majority being conducted on the Chile Colorado zone. This work led to the preparation of a scoping study based on the Chile Colorado zone. Exploration expenditures were also incurred on the Peñasco, La Palma and El Sotol areas of the Peñasquito property.

      Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Peñasquito of 2%. Minera Catasillas also retains a 3% NSR royalty capped at US$5 million on 100 hectares centered on Peñasco.

ii) San Jeronimo

      The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.

      As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.

      Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to the company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000. Apex is meeting its obligations under this agreement. Apex earns an additional 10% if it arranges all funding necessary to bring the property to commercial production.

      Kennecott retains an uncapped royalty on San Jeronimo of 2%.

iii) Ramos

      Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos but retained that portion of the property believed to be the most prospective and will be carrying out a drilling program in 2004.

      A former director of the company is an officer of Teck Cominco.

b)	El Salvador, San Nicolas and Tamara

      The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western agreed with Minera Teck, to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of amendments to the agreement in years 1999 and 2000, as at September 30, 2003, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.

      Future funding will be on a Minera Teck 65% — Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck and Teck Cominco is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

      The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status during years 2002 and 2003. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.

c)	Almoloya

      The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

      Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During the year, Anglo decided to abandon the project. The company has therefore taken title to all the property included in the joint venture.

d)	Carmacks Copper Project

      In 1989, the company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, were written off.

e)	El Pirul

      In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in the state of Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company operated a jointly funded US$200,000 exploration program, which would be completed in three stages, consisting of data evaluation, geophysics and drilling.

      The exploration program was completed in fiscal 2003. Both parties have decided to abandon the property and the costs associated with the property were therefore written off during the year.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f)	Naranjo

      The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration was planned until a number of invalid contiguous claims were declared open for staking. As these claims did not become available, the company has decided to drop the property. Accordingly, the costs associated with this project were written off during the year.

5	Capital stock

Authorized

      100,000,000 common shares without par value

Issued

	Number
	of Shares	Amount

Balance at September 30, 2000	22,102,378	$41,077,803
Pursuant to private placements	2,040,667	2,040,956

Balance at September 30, 2001	24,143,045	43,118,759
Pursuant to private placements	5,691,128	6,854,747
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577
Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	$59,064,015

a)	The following summarizes the issuance of capital stock during the year ended September 30, 2003:

•	The company received $3,367,636 from the exercise of 2,303,417 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

•	The company received $2,851,802 from the exercise of 1,481,000 share purchase stock options at exercise prices ranging from $1.00 to $3.28 per share purchase stock option.

•	The company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     b) Share Purchase Warrants

      A summary of the company’s warrants outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		Average		Average		Average
	September 30,	Exercise	September 30,	Exercise	September 30,	Exercise
	2003	Price	2002	Price	2001	Price

Balance outstanding — Beginning of year	4,350,340	$1.80	2,213,332	$1.80	899,814	$1.98
Issued	23,077	0.80	3,173,381	1.67	1,686,667	1.74
Exercised	(2,303,417)	1.43	(736,375)	1.34	—	—
Cancelled/expired	—	—	(299,998)	2.00	(373,149)	1.96

Balance outstanding and exercisable — End of year	2,070,000	$2.31	4,350,340	$1.80	2,213,332	$1.80

      Share purchase warrants outstanding and exercisable as of September 30, 2003 are as follows:

	Warrants
	Outstanding and
	Exercisable at	Average Remaining
	September 30,	Contractual Life
Exercise Price $	2003	(Years)

$1.00 — $1.50	805,000	0.43
1.60 — 2.00	461,000	0.68
3.15 — 4.00	804,000	0.80

	2,070,000	0.63

     c) Stock options

      The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. The directors may grant stock options up to a maximum term of 5 years. As at September 30, 2003, 3,205,500 options were outstanding and an additional 95,000 options were available for granting under the plans.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the company’s options outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		Average		Average		Average
	September 30,	Exercise	September 30,	Exercise	September 30,	Exercise
	2003	Price	2002	Price	2001	Price

Balance outstanding — Beginning of year	4,111,500	$1.68	2,595,000	$1.98	2,220,000	$1.94
Granted	575,000	3.64	2,225,000	1.28	530,000	2.00
Exercised	(1,481,000)	1.93	(413,500)	1.22	—	—
Cancelled/expired	—	—	(295,000)	2.00	(155,000)	1.43

Balance outstanding — End of year	3,205,500	$1.92	4,111,500	$1.68	2,595,000	$1.98

      At as September 30, 2003, 3,130,000 options were exercisable at a weighted average exercise price of $1.88. All options outstanding were exercisable as at September 30, 2002 and 2001.

	Options
	Outstanding at	Average Remaining
	September 30,	Contractual Life
Exercise Price	2003	(Years)

$1.00 — $1.50	1,555,500	3.44
2.00	1,015,000	1.38
3.10 — 4.33	635,000	4.17

	3,205,500	2.93

      Pursuant to the new CICA standard on accounting for stock-based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro forma information. The company also granted 165,000 options to non-employees. The fair value of these options was $269,257, which was charged to the income statement.

      The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model with the following assumptions as at September 30, 2003:

Average risk-free interest rate	3.7%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	3.5

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The pro forma effect on net loss and loss per share for the year ended September 30, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

$

Net loss for the year
Reported	(1,839,981)
Stock-based compensation	(835,819)

Pro forma	(2,675,800)

Basic and diluted loss per share
Reported	0.06
Pro forma	0.08

      Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

6     Related Party Transactions

      a) Included in accounts payable and accrued liabilities is $4,835 (2002 — $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

      b) Included in accounts receivable is $132,136 (2002 — $23,063) owed by companies with common directors.

      c) During the year ended September 30, 2003, the company incurred:

i) $72,000 (2002 — $72,000; 2001 — $72,000) in charges for administrative services and rent from a company controlled by a director

ii) $11,625 (2002 — $4,115; 2001 — $6,149) in legal expenses from a legal firm in which a director practises as a partner

iii) fees totalling $382,938 (2002 — $318,835; 2001 — $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

      d) All other related party transactions are disclosed elsewhere in these consolidated financial statements.

7     Income Taxes

      As at September 30, 2003, the company has accumulated non-capital losses available for carry-forward of approximately $3,820,000, which will expire between 2004 and 2010. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $6,163,000, which are available for reduction of future taxable income. In addition, the company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      a) The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2003	2002

Statutory tax rate	37.62%	39.62%
Loss for the year	$(1,839,981)	$(510,360)

Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(692,201)	(202,205)
Non-deductible items	3,699	668
Difference between Canadian and foreign tax rates	25,313	954
Losses for which no income tax benefit has been recognized	663,189	200,583

	$—	$—

      b) The significant components of the company’s future tax assets are as follows:

	2003	2002

Future income tax assets
Mineral property interests	$1,667,084	$1,658,555
Operating loss carry-forward	1,375,632	696,126
Other	13,732	13,540

Benefit from losses	3,056,448	2,368,221
Valuation allowance for future tax assets	(3,056,448)	(2,368,221)

	$—	$—

      The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

8     Segmented Information

Industry Information

      The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic Information

      Revenues from operations in the years ended September 30, 2003, 2002 and 2001 were derived from interest income, which was earned in Canada.

      The company’s non-current assets by geographic location are as follows:

	2003	2002

Canada	$4,268,931	$4,269,472
Mexico	35,447,235	29,985,709

	$39,716,166	$34,255,181

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9     Financial Instruments

a) Fair Value

      The fair values of cash and cash equivalents, accounts receivable, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

      The fair market value of the company’s long-term investment will fluctuate with market prices. The fair market value of the long-term investment is greater than cost by $85,046 at September 30, 2003 (2002 — $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b) Foreign Exchange Risk

      Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

10     Shareholder Rights Plan

      During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

      Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

      The Plan expired in February 2003.

11	Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

      The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

     a) Consolidated Balance Sheets

	2003	2002	2001

Long-term investment — under Canadian GAAP	$267,092	$267,092	$283,092
Unrealized gain (loss)	85,046	(177,184)	16,815

Long-term investment — under U.S. GAAP	$352,138	$89,908	$299,907

Mineral properties — under Canadian GAAP	39,447,235	33,985,709	30,012,071
Cumulative exploration expenditures written off under U.S. GAAP (c)	(32,777,729)	(28,557,449)	(26,012,071)

Mineral properties — under U.S. GAAP	$6,669,506	$5,428,260	$4,000,000

Shareholders’ equity — under Canadian GAAP	41,782,835	35,750,121	27,918,663
Measurement differences
Deficit — under Canadian GAAP	17,550,437	15,710,456	15,200,096
Deficit — under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)

Shareholders’ equity — under U.S. GAAP	$9,090,152	$7,015,488	$1,923,407

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     b) Consolidated Statements of Loss and Deficit

				Cumulative
				During
				Exploration
	2003	2002	2001	Stage

Loss for the year — under Canadian GAAP	$1,839,981	$510,360	$8,901,346	$16,875,638
Exploration expenditures for the year (c)	4,549,783	2,993,378	2,894,079	41,919,414
Interest and foreign exchange on convertible loan	—	—	—	674,799
Exploration costs written off during the year that would have been expensed in the year incurred	(329,503)	(448,000)	(172,560)	(9,141,685)

Loss for the year — under U.S. GAAP	6,060,261	3,055,738	11,622,865	50,328,166
Unrealized (gain) loss on available-for-sale securities (d)	(262,230)	193,999	(146,816)	(85,046)

Comprehensive loss — under U.S. GAAP	$5,798,031	$3,249,737	$11,476,049	$50,243,120

Loss per common share before comprehensive income — under U.S. GAAP	$0.18	$0.11	$0.50

Deficit — under U.S. GAAP — Beginning of year	44,445,089	41,195,352	29,719,303
Comprehensive loss — under U.S. GAAP	5,798,031	3,249,737	11,476,049

Deficit — under U.S. GAAP — End of year	$50,243,120	$44,445,089	$41,195,352

Accumulated other comprehensive loss (gain)
Beginning of year — under U.S. GAAP	177,184	(16,815)	130,001
Other comprehensive (gain) loss	(262,230)	193,999	(146,816)

End of year — under U.S. GAAP	$(85,046)	$177,184	$(16,815)

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     c) Consolidated Statement of Shareholder’s Equity

					Total
		Share	Cumulative	Value Assigned	Shareholders
	Capital Stock	Subscriptions	Deficit	to Stock Options	Equity

Balance at September 30, 2000	$41,077,803	$100,000	$(29,719,303)	$—	$11,458,500

Issue of shares					—
Private placement	2,125,000	(100,000)	—	—	2,025,000
Share issue costs	(84,044)	—	—	—	(84,044)
Loss for the year	—	—	(11,476,049)	—	(11,476,049)

Balance at September 30, 2001	43,118,759	—	(41,195,352)	—	1,923,407
Issue of shares
Private placement	7,436,327	—	—	—	7,436,327
Exercise of warrants	983,571	—	—	—	983,571
Exercise of stock options	503,500	—	—	—	503,500
Share issue costs	(581,580)	—	—	—	(581,580)
Loss for the year	—	—	(3,249,737)	—	(3,249,737)

Balance at September 30, 2002	51,460,577	—	(44,445,089)	—	7,015,488
Issue of shares
Private placement	1,384,000	—	—	—	1,384,000
Exercise of warrants	3,367,636	—	—	—	3,367,636
Exercise of stock options	2,851,802	—	—	—	2,851,802
Options granted to consultants	—	—	—	269,257	269,257
Loss for the year	—	—	(5,798,031)	—	(5,798,031)

Balance at September 30, 2003	$59,064,015	$—	$(50,243,120)	$269,257	$9,090,152

d)	Mineral Property Exploration Expenditures

      Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

      The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

WESTERN SILVER CORPORATION
(formerly Western Copper Holdings Limited)
(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

e)	Available-For-Sale Securities

      Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

f)	Recent Accounting Developments

      The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

      The CICA has issued CICA 3063, “Impairment of Long-Lived Assets.” This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

      The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

      The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard on October 1, 2004.

12	Subsequent Events

      Effective December 16, 2003, the company announced that it has completed a financing with agents Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc. The financing was for gross proceeds of $12,360,000, consisting of 2,000,000 common shares plus an underwriter’s option for an additional 400,000 common shares, all sold at an issue price of $5.15 each. The underwriter’s option was increased from 10% to 20% in response to additional demand. The agents have received 240,000 agent’s warrants to purchase common shares of Western for a period of 12 months at $5.78 per common share.

      A portion of the proceeds of the financing will be used to conduct further exploration and development of a number of zones within the Peñasquito district. The company is currently conducting infill drilling of the Chile Colorado zone, and intends to conduct further drilling at Peñasco, El Sotol, and La Palma discoveries.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

INDEMNIFICATION OF CERTAIN PARTIES

Sections 159 to 165 of the Business Corporations Act (British Columbia), or the BCBCA, provide:

Definitions

§159     In this Division:

      “associated corporation” means a corporation or entity referred to in paragraph (b) or (c) of the definition of “eligible party”;

      “eligible party”, in relation to a company, means an individual who

(a) is or was a director or officer of the company,

(b) is or was a director or officer of another corporation

(i) at a time when the corporation is or was an affiliate of the company, or

(ii) at the request of the company, or

(c) at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and except in sections 163 (1) (c) and (d) and 165, the heirs and personal or other legal representatives of that individual;

      “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

      “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation

(a) is or may be joined as a party, or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

      “expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding;

      “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Indemnification and payment permitted

§160     Subject to section 163, a company may do one or both of the following:

(a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable;

(b) after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

Mandatory payment of expenses

§161     Subject to section 163, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party

(a) has not been reimbursed for those expenses, and

(b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Authority to advance expenses

§162     (1) Subject to section 163 and subsection (2) of this section, a company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

      (2) A company must not make the payments referred to in subsection (1) unless the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the eligible party will repay the amounts advanced.

Indemnification prohibited

§163     (1) A company must not indemnify an eligible party under section 160 (a) or pay the expenses of an eligible party under section 160 (b), 161 or 162 if any of the following circumstances apply:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

      (2) If an eligible proceeding is brought against an eligible party by or on behalf of the company or by or on behalf of an associated corporation, the company must not do either of the following:

(a) indemnify the eligible party under section 160 (a) in respect of the proceeding;

(b) pay the expenses of the eligible party under section 160 (b), 161 or 162 in respect of the proceeding.

Court ordered indemnification

§164     Despite any other provision of this Division and whether or not payment of expenses or indemnification has been sought, authorized or declined under this Division, on the application of a company or an eligible party, the court may do one or more of the following:

(a) order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b) order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(d) order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(e) make any other order the court considers appropriate.

Insurance

§165     A company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

      Part 17 of the articles of the Registrant (the “Articles”) provides that:

17.1     Subject to the Company Act,(1) a director or other officer of the Company is not liable for:

(a) any act, receipt, neglect or default of any other director or officer;

(b) joining in any act for conformity;

(c) loss or damage arising from bankruptcy, insolvency or tortious acts of any person with whom any monies, securities or effects are deposited;

(d) loss or damage arising or happening to the Company through the insufficiency or deficiency of any security in or upon which assets of the Company may be invested;

(e) any loss occasioned by any error or oversight on his part; or

(f) any loss, damage or misfortune whatsoever happening in the execution of the duties of his office or in relation thereto,

unless it happens through his own dishonesty.

17.2     Subject to the Company Act, the Company will indemnify each and every director, secretary or assistant secretary and each and every former director, secretary or assistant secretary of the Company against all reasonable losses, costs, charges and expenses properly incurred, including any amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding by reason of his having been a director or secretary or assistant secretary of the Company, if:

(a) he acted honestly and in good faith, with a view to the best interests of the Company and

(b) he had reasonable grounds for believing his conduct was lawful.

      The result of any action, suit or proceeding does not create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company, or that the person did not have reasonable grounds to believe that his conduct was lawful. The Company will apply to a Court of competent jurisdiction for all approvals of the Court which may be required to make this Article effective and enforceable. Each director, secretary and assistant secretary on being elected or appointed will be deemed to have contracted with the Company on the terms of the indemnity contained in this Article.

17.3     The Company may, if permitted by law, indemnify any person who serves or has served as a director, officer, employee, or agent of the Company or of any corporation of which the Company is a shareholder.

(1)	The Company Act has been repealed. The Company’s Articles are governed by the BCBCA and references to the Company Act should be read as references to the BCBCA.

17.4     The Company may purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or of any corporation of which the Company is a shareholder against any liability which may be incurred by him in that capacity.

      A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for certain losses as a result of certain claims against the directors and officers of the Registrant in their capacity as directors and officers.

      Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

      The following exhibits are filed as part of the Registration Statement:

Exhibit
No.	Description

3.1**	Underwriting Agreement.
4.1	Initial Annual Information Form dated November 9, 2004, as revised (the “AIF”), including the management’s discussion and analysis of financial condition and results of operations for the financial years ended September 30, 2003 and 2002 incorporated therein but excluding the agreements listed under the heading “Material Contracts” and the Exhibits 2.1 through 32.1 of the Form 20-F which forms part of the AIF (incorporated by reference to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 23, 2004).
4.2	Comparative consolidated audited financial statements of the Registrant for the fiscal years ended September 30, 2003 and 2002, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended September 30, 2003 filed with the SEC on March 1, 2004).
4.3	Comparative consolidated unaudited interim financial statements of the Registrant for the nine month periods ended June 30, 2004 and 2003, together with the notes thereto (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on August 25, 2004).
4.4	Management’s Discussion & Analysis of financial condition and results of operations for the nine month periods ended June 30, 2004 and 2003 (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on August 25, 2004).
4.5	Management Information Circular of the Registrant dated January 26, 2004 relating to the Registrant’s annual meeting of shareholders held on March 4, 2004 (excluding the Report on Executive Compensation and the Performance Graph under the heading “Executive Compensation” and excluding the Statement of Corporate Governance practices attached to the Information Circular) (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on February 5, 2004).
4.6	Material Change Report dated November 21, 2003 relating to the entering into of an underwriting agreement with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. in connection with a private placement of common shares of the Registrant (incorporated by reference to the Registrant’s Form 6-K furnished with the SEC on November 24, 2003).
4.7	Material Change Report dated December 16, 2003 relating to the closing of the private placement of common shares of the Registrant for gross proceeds of Cdn.$12,360,000 (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on December 16, 2003).
4.8	Material Change Report dated April 13, 2004 relating to completion by M3 Engineering Technology Corporation of a pre-feasibility study on the Chile Colorado zone of the Registrant’s Peñasquito project in Zacatecas State, Mexico (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on April 15, 2004).
4.9	Material Change Report dated October 4, 2004 relating to the completion of an independent preliminary resource estimate by Marlow Mining Engineering Services for the Peñasco deposit at the Peñasquito project in Zacatecas State, Mexico (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on October 7, 2004).
4.10*	Agency Agreement dated December 15, 2003 between the Registrant and Kingsdale Capital Partners, Inc., Kingsdale Capital Markets Inc. and Orion Securities Inc.
4.11	Material Change Report dated November 29, 2004 related to the announcement of the Offering (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on December 15, 2004).
5.1**	Consent of PricewaterhouseCoopers LLP, Independent Chartered Accountants.
5.2**	Consent of DuMoulin Black.

Exhibit
No.	Description

5.3**	Consent of Perkins Smith & Cohen LLP.
5.4**	Consent of Cassels Brock & Blackwell LLP.
5.5**	Consent of M3 Engineering Technology Corporation.
5.6**	Consent of Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E.
5.7*	Consent of Marlow Mining Engineering Services.
5.8*	Consent of James Marlow, P.Eng.
6.1*	Powers of Attorney.

*	Filed previously.

**	Filed herewith.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.     Consent to Service of Process

      The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

      Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on December 15, 2004.

WESTERN SILVER CORPORATION

By:	/s/ LAWRENCE PAGE

Lawrence Page
Corporate Secretary

By:	/s/ THOMAS C. PATTON

Thomas C. Patton
President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ F. DALE CORMAN F. Dale Corman	Director, Chairman and Chief Executive Officer (principal executive officer)	December 15, 2004

/s/ THOMAS C. PATTON Thomas C. Patton	Director, President and Chief Operating Officer	December 15, 2004

/s/ R. JOSEPH LITNOSKY R. Joseph Litnosky	Chief Financial Officer (principal financial and accounting officer)	December 15, 2004

* Lawrence Page	Secretary and Director	December 15, 2004

* Robert J. Gayton	Director	December 15, 2004

* Lee Bilheimer	Director	December 15, 2004

* Klaus Zeitler	Director	December 15, 2004

* David Williams	Director	December 15, 2004

*By:	/s/ R. JOSEPH LITNOSKY

Name: R. Joseph Litnosky
Title: Attorney-in-fact

AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Western Silver Corporation in the United States, in the City of Newark, State of Delaware, on this 15th day of December, 2004.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI

Donald J. Puglisi
Managing Director

EXHIBIT INDEX

Exhibit		Page
No.	Description	Number

3.1**	Underwriting Agreement.
4.1	Initial Annual Information Form dated November 9, 2004, as revised (the “AIF”), including the management’s discussion and analysis of financial condition and results of operations for the financial years ended September 30, 2003 and 2002 incorporated therein but excluding the agreements listed under the heading “Material Contracts” and the Exhibits 2.1 through 32.1 of the Form 20-F which forms part of the AIF (incorporated by reference to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 23, 2004).
4.2	Comparative consolidated audited financial statements of the Registrant for the fiscal years ended September 30, 2003 and 2002, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended September 30, 2003 filed with the SEC on March 1, 2004).
4.3	Comparative consolidated unaudited interim financial statements of the Registrant for the nine month periods ended June 30, 2004 and 2003, together with the notes thereto (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on August 25, 2004).
4.4	Management’s Discussion & Analysis of financial condition and results of operations for the nine month periods ended June 30, 2004 and 2003 (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on August 25, 2004).
4.5	Management Information Circular of the Registrant dated January 26, 2004 relating to the Registrant’s annual meeting of shareholders held on March 4, 2004 (excluding the Report on Executive Compensation and the Performance Graph under the heading “Executive Compensation” and excluding the Statement of Corporate Governance practices attached to the Information Circular) (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on February 5, 2004).
4.6	Material Change Report dated November 21, 2003 relating to the entering into of an underwriting agreement with Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc. and Orion Securities Inc. in connection with a private placement of common shares of the Registrant (incorporated by reference to the Registrant’s Form 6-K furnished with the SEC on November 24, 2003).
4.7	Material Change Report dated December 16, 2003 relating to the closing of the private placement of common shares of the Registrant for gross proceeds of Cdn.$12,360,000 (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on December 16, 2003).
4.8	Material Change Report dated April 13, 2004 relating to completion by M3 Engineering Technology Corporation of a pre-feasibility study on the Chile Colorado zone of the Registrant’s Peñasquito project in Zacatecas State, Mexico (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on April 15, 2004).
4.9	Material Change Report dated October 4, 2004 relating to the completion of an independent preliminary resource estimate by Marlow Mining Engineering Services for the Peñasco deposit at the Peñasquito project in Zacatecas State, Mexico (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on October 7, 2004).
4.10*	Agency Agreement dated December 15, 2003 between the Registrant and Kingsdale Capital Partners, Inc., Kingsdale Capital Markets Inc. and Orion Securities Inc.
4.11	Material Change Report dated November 29, 2004 related to the announcement of the Offering (incorporated by reference to the Registrant’s Form 6-K furnished to the SEC on December 15, 2004).
5.1**	Consent of PricewaterhouseCoopers LLP, Independent Chartered Accountants.
5.2**	Consent of DuMoulin Black.
5.3**	Consent of Perkins Smith & Cohen LLP.

Exhibit		Page
No.	Description	Number

5.4**	Consent of Cassels Brock & Blackwell LLP.
5.5**	Consent of M3 Engineering Technology Corporation.
5.6**	Consent of Conrad E. Huss, P.E., Ph.D. and Jerry T. Hanks, P.E.
5.7*	Consent of Marlow Mining Engineering Services.
5.8*	Consent of James Marlow, P.Eng.
6.1*	Powers of Attorney.

*	Filed previously.

**	Filed herewith.